Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

Among

SYKES ENTERPRISES, INCORPORATED,

SH MERGER SUBSIDIARY I, INC.,

SH MERGER SUBSIDIARY II, LLC

And

ICT GROUP, INC.

Dated as of October 5, 2009

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

LIST OF EXHIBITS

Exhibit	Title

A	Bylaws of the Surviving Corporation

B	Articles of Incorporation of the Surviving Corporation

AGREEMENT AND PLAN OF MERGER

Agreement and Plan of Merger, dated as of October 5, 2009 (this “Agreement”), among SYKES ENTERPRISES, INCORPORATED, a Florida corporation (“Parent”), SH MERGER SUBSIDIARY I, INC., a Pennsylvania corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), SH MERGER SUBSIDIARY II, LLC, a Florida limited liability company and a direct wholly-owned subsidiary of Parent (“Merger Sub II” and together with Merger Sub, “Merger Subs”), and ICT GROUP, INC., a Pennsylvania corporation (the “Company” and collectively with Parent, Merger Sub and Merger Sub II, the “parties”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of each of the Company and Parent deem it advisable and in the best interests of their respective corporation and stockholders that the Company and Parent engage in a business combination;

WHEREAS, the combination of the Company and Parent shall be effected by, and subject to, the terms of this Agreement through a merger of Merger Sub with and into the Company in the Merger, with the Company surviving, as set forth below, and promptly following the Merger, the Company will merge with and into Merger Sub II in the Second Merger;

WHEREAS, for federal income tax purposes, the parties intend that the Mergers, taken together in the manner described in Revenue Ruling 2001-46, will qualify as a reorganization described in Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code; and

WHEREAS, this Agreement is intended to constitute a Plan of Merger within the meaning of Section 1922 of the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the PBCL, Merger Sub shall be merged with and into the Company at the Effective Time (the “Merger”). Following the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

SECTION 1.2 Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. Tampa, Florida time on the date that is as soon as practicable (but in any event no later than the second (2nd) Business Day) following the satisfaction or (subject to applicable Law) waiver of the conditions set forth in Article VII (excluding conditions that, by their nature, cannot be satisfied until the Closing Date, but subject to the fulfillment or waiver of those conditions), unless this Agreement has been previously terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties (the actual time and date of the Closing being referred to herein as the “Closing Date”). The Closing shall be held at the offices of Shumaker, Loop & Kendrick, LLP, 101 E. Kennedy Blvd., Suite 2800, Tampa, Florida 33602, or at such other place as the parties may agree.

SECTION 1.3 Effective Time. At the Closing, the Company shall (i) file articles of merger (“Articles of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the PBCL and (ii) make all other filings or recordings required under the PBCL in connection with the Merger. The Merger shall become effective at 11:59 p.m. Eastern Standard Time on the date the Articles of Merger are duly filed with the Department of State of the Commonwealth of Pennsylvania or on such other date or time as Parent and the Company shall agree and as shall be specified in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”). The date on which the Effective Time occurs is referred to herein as the “Effective Date”.

SECTION 1.4 Effects of the Merger. At and after the Effective Time, the Merger will have the effects set forth herein and in the applicable provisions of Section 1929 of the PBCL.

SECTION 1.5 Bylaws. At and after the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation and shall read in their entirety as set forth in Exhibit A hereto until thereafter changed or amended as provided therein or by applicable Law (subject to Section 6.7).

SECTION 1.6 Articles of incorporation. At and after the Effective Time, the articles of incorporation of the Company shall be amended and restated so as to read in its entirety as set forth in Exhibit B hereto and, as so amended and restated, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law (subject to Section 6.7).

SECTION 1.7 Officers and Directors. From and after the Effective Time, until their successors are duly elected or appointed and qualified in accordance with applicable Law, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Sub shall be the officers of the Surviving Corporation.

SECTION 1.8 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time, shall be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock owned directly or indirectly by Parent or held in treasury by the Company, all of which shall be canceled as provided in Section 1.8(e)), shall be converted into the right to receive:

(i)	the Per Share Amount divided by two (2) in cash without interest, and

(ii)	a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the Exchange Ratio divided by two (2).

As used herein, the term “Cash Consideration” means cash into which shares of Company Common Stock are converted, the term “Stock Consideration” means the Shares of Parent Common Stock into which shares of Company Common Stock are converted and the term “Merger Consideration” with respect to a given share of Company Common Stock shall mean the combination of Cash Consideration and Stock Consideration into which such share of Company Common Stock is converted as contemplated hereby.

(c) As used herein, the term “Exchange Ratio” means the quotient determined by dividing the Per Share Amount by the Parent Share Measurement Value; provided that (i) if the Parent Share Measurement Value is equal to or less than $19.3306 the Exchange Ratio will be 0.7956 for all purposes under this Agreement and (ii) if the Parent Share Measurement Value is equal to or greater than $22.4652 the Exchange Ratio shall be 0.6846 for all purposes under this Agreement. “Parent Share Measurement Value” means the volume weighted average of the per share prices of Parent Common Stock as listed in the Nasdaq transaction reporting system for the ten (10) consecutive trading days ending on (and including) the third trading day immediately prior to the Effective Time. The Exchange Ratio shall be calculated to the nearest ten thousandth of a share of Parent Common Stock and the Parent Share Measurement Value shall be calculated to the nearest one hundredth of one cent.

(d) Except as set forth in Section 1.8(e) and Section 1.9(c), as a result of the Merger and without any action on the part of the holders thereof, at the Effective Time, all shares of outstanding Company Common Stock shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate or certificates which immediately prior to the Effective Time represented any such shares of Company Common Stock (the “Certificates”) or book-entry shares which immediately prior to the Effective Time represented shares of Company Common Stock (the “Company Book-Entry Shares”) shall thereafter cease to have any rights with respect to such shares of Company Common Stock, except as provided herein or by Law.

(e) Each share of Company Common Stock owned directly or indirectly by Parent or held in treasury by the Company at the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be canceled and retired and no stock of Parent or other consideration shall be delivered in exchange therefor.

SECTION 1.9 Company Stock Options and Other Equity-Based Awards.

(a) By virtue of the Merger, each option to purchase shares of Company Common Stock under the applicable Company Stock Plans that is outstanding immediately prior to the Effective Time, whether or not then vested and exercisable (collectively, the “Options” or “Company Stock Options”) shall become fully vested and exercisable immediately prior to, and then shall be canceled at, the Effective Time, and the holder thereof shall, subject to Section 1.9(c), be entitled to receive an amount in cash equal to the product of (i) the excess, if any, of (1) the Per Share Amount over (2) the exercise price per share of Company Common Stock subject to such Option, with the aggregate amount of such payment rounded up to the nearest cent, and (ii) the total number of shares of Company Common Stock subject to such fully vested and exercisable Option as in effect immediately prior to the Effective Time (the “Option Consideration”). The Option Consideration shall be paid in a lump sum as soon as practicable after the Effective Time but in no event later than ten (10) Business Days following the Effective Time.

(b) By virtue of the Merger, each restricted stock unit, representing a right to receive one share of Company Common Stock (an “RSU”) granted by the Company under any Company Stock Plan, including each “performance share award” denominated in RSUs, which is outstanding immediately prior to the Effective Time shall become fully vested, and then shall be canceled at the Effective Time, and the holder of such vested RSU shall, subject to Section 1.9(c), be entitled to receive an amount in cash equal to the Per Share Amount in respect of each share of Company Common Stock into which the vested portion of the RSU would otherwise be convertible (the “RSU Consideration”), which shall, subject to applicable Law, be paid in a lump sum as soon as practicable after the Effective Time but in no event later than ten (10) Business Days following the Effective Time.

(c) All amounts payable pursuant to this Section 1.9 shall be reduced by any required withholding of taxes in accordance with Section 2.11 and shall be paid without interest.

(d) Any such amounts representing Option Consideration or RSU Consideration shall be paid by Parent or the Surviving Corporation, and any such amounts paid by the Surviving Corporation shall be reimbursed promptly by Parent to the Surviving Corporation following the Effective Time.

(e) Prior to the Effective Time, the Board of Directors of the Company (or the appropriate committee thereof) shall, and such Board of Directors (or the appropriate committee thereof) shall cause the Company to, use its commercially reasonable efforts to take all actions reasonably required to effectuate the provisions of this Section 1.9.

SECTION 1.10 Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or different class by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Merger Consideration shall be appropriately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

SECTION 1.11 Second Merger.

(a) Immediately after the Effective Time, Parent will cause the Surviving Corporation to merge with and into Merger Sub II (the “Second Merger” and together with the Merger, the “Mergers”) and the separate corporate existence of the Surviving Corporation shall thereupon cease and Merger Sub II shall be the surviving entity (the “Surviving Entity”) in the Second Merger.

(b) At the effective time of the Second Merger, the common stock of the Surviving Corporation shall automatically be converted into a membership interest in the Surviving Entity representing 100% of the ownership interests in the Surviving Entity.

(c) With respect to any time following the Second Merger, references herein to the Surviving Corporation shall refer to the Surviving Entity.

ARTICLE II

EXCHANGE OF SHARES

SECTION 2.1 Exchange Agent. Prior to the Effective Time, Parent shall appoint a commercial bank or trust company to act as exchange agent hereunder (which entity shall be reasonably acceptable to the Company) for the purpose of exchanging Certificates and Company Book-Entry Shares for the Merger Consideration (the “Exchange Agent”). At or prior to the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of Company Common Stock, book-entry shares (or certificates if requested) representing the Parent Common Stock issuable, and cash in U.S. dollars in an amount sufficient to pay the Cash Consideration payable, pursuant to Section 1.8 in exchange for outstanding shares of Company Common Stock. Parent agrees to make available directly or indirectly to the Exchange Agent from time to time as needed, any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor pursuant to Section 2.6 of this Agreement and any dividends or distributions to which such holder is entitled pursuant to Section 2.4 of this Agreement. Any cash and shares of Parent Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

SECTION 2.2 Exchange Procedures.

(a) Promptly after the Effective Time, and in any event not later than the fifth (5th) Business Day following the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a Certificate (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as Parent may reasonably specify (such letter to be reasonably acceptable to the Company prior to the Effective Time) and (ii) instructions for effecting the surrender of such Certificates (or effective affidavits of loss in lieu thereof) in exchange for the applicable Merger Consideration, any cash in lieu of fractional shares of Parent

Common Stock to be issued or paid in consideration therefor pursuant to Section 2.6 of this Agreement and any dividends or distributions to which such holder is entitled pursuant to Section 2.4 of this Agreement. Upon surrender of a Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor: (A) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 1.8 (after taking into account all shares of Company Common Stock then held by such holder) and (B) cash in the amount equal to the Cash Consideration that such holder has the right to receive pursuant to Section 1.8, plus cash that such holder has the right to receive in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.6 and dividends and other distributions pursuant to Section 2.4 (in each case, after taking into account all shares of Company Common Stock then held by such holder). Notwithstanding anything to the contrary contained in this Agreement, any holder of Company Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Agreement.

(b) In the event of a transfer of ownership of a Certificate representing Company Common Stock that is not registered in the stock transfer records of the Company, the Merger Consideration shall be issued or paid in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Company Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered holder of the Certificate or establish to the satisfaction of Parent that the Tax has been paid or is not applicable.

SECTION 2.3 [Reserved].

SECTION 2.4 Distributions with Respect to Unexchanged Shares. All shares of Parent Common Stock to be issued pursuant to this Agreement shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement; provided that no dividends or other distributions declared or made in respect of the Parent Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder of such Certificate shall surrender such Certificate in accordance with this Article II. Subject to the effect of applicable Laws, following surrender of any such Certificate, there shall be paid to such holder of shares of Parent Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of any cash payable in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.6 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date at or after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

SECTION 2.5 No Further Ownership Rights. All shares of Parent Common Stock issued and cash paid upon conversion of shares of Company Common Stock in accordance with the terms of Article I and this Article II (including any cash paid pursuant to Section 1.8, Section 2.4 or Section 2.6) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock, and no interest will be paid or will accrue on any cash payable pursuant thereto.

SECTION 2.6 No Fractional Shares of Parent Common Stock.

(a) No certificates or scrip or shares of Parent Common Stock representing fractional shares of Parent Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock.

(b) Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the Parent Share Measurement Value.

(c) As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall promptly deposit or cause the Surviving Corporation to deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

SECTION 2.7 Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of shares of Company Common Stock for twelve (12) months after the Effective Time shall be delivered to Parent or otherwise on the instruction of Parent, and any holders of shares of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Parent for, and Parent shall remain liable for, the Merger Consideration to which such holders are entitled pursuant to Section 1.8 and Section 2.3, and any cash in lieu of fractional shares of Parent Common Stock to which such holders are entitled pursuant to Section 2.6 and any dividends or distributions with respect to shares of Parent Common Stock to which such holders are entitled pursuant to Section 2.4. Any such portion of the Exchange Fund remaining unclaimed by holders of shares of Company Common Stock five (5) years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

SECTION 2.8 No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

SECTION 2.9 Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis in (i) short term direct obligations of the United States of America with maturities of no more than 30 days, (ii) short term obligations for which the full faith and credit of the United States of America is pledged to provide for payment of all principal and interest or (iii) commercial paper obligations receiving the highest rating from either Moody’s Investor Services, Inc. or Standard & Poor’s; provided, that no gain or loss thereon shall affect the amounts payable to the Company shareholders pursuant to Article I and the other provisions of this Article II. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations. Any interest and other income resulting from such investments shall promptly be paid to Parent.

SECTION 2.10 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, any cash in lieu of fractional shares of Parent Common Stock to which such holders are entitled pursuant to Section 2.6, and unpaid dividends and distributions on shares of Parent Common Stock to which such holders are entitled pursuant to Section 2.4, as the case may be, deliverable in respect thereof, pursuant to this Agreement.

SECTION 2.11 Withholding Rights. Each of the Surviving Corporation, Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock, Company Stock Options or RSUs such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Common Stock, Company Stock Options or RSUs, as the case may be, in respect of which such deduction and withholding was made by the Surviving Corporation or Parent.

SECTION 2.12 Further Assurances. After the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

SECTION 2.13 Stock Transfer Books. The stock transfer books of the Company shall be closed at the close of business on the day on which the Effective Time occurs and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby (including any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.6) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.4.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company SEC Documents filed since January 1, 2009, but prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature, in each case, other than any specific factual information contained therein) or (ii) as set forth in the Company Disclosure Letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”), which identifies items of disclosure by reference to a particular section or subsection of this Agreement (provided, however, that any information set forth in one section of such Company Disclosure Letter also shall be deemed to apply to each other section and subsection of this Agreement to which its relevance is reasonably apparent), the Company hereby represents and warrants to Parent and Merger Sub as follows:

SECTION 3.1 Organization, Good Standing and Qualification.

(a) Each of the Company and its Significant Subsidiaries is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except with respect to Significant Subsidiaries, where the failure to be so organized, qualified or in good standing, or to have such power or authority when taken together with all other such failures, has not, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Significant Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority when taken together with all other such failures, has not, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has delivered or made available to Parent and Merger Sub a true and complete copy of the Company’s currently effective articles of incorporation and bylaws, as amended and restated to the date hereof. The Company’s articles of incorporation and bylaws so delivered are in full force and effect and the Company is not in violation of its articles of incorporation or bylaws.

(c) Section 3.1(c) of the Company Disclosure Letter lists, as of the date of this Agreement, each Significant Subsidiary of the Company.

SECTION 3.2 Capital Structure.

(a) As of the close of business on September 29, 2009 (the “Capitalization Date”), the authorized capital stock of the Company consists of (i) 40,000,000 shares of Company Common Stock, of which 16,072,984 shares were outstanding and no shares were held in the treasury of the Company and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were outstanding. There are no other classes of capital stock of the Company authorized or outstanding. All issued and outstanding shares of the capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable, and no class of capital stock is entitled to preemptive rights.

(b) From the close of business on the Capitalization Date through the date of this Agreement, there have been no issuances of shares of the capital stock or equity securities of the Company or any other securities of the Company other than issuances of shares of Company Common Stock pursuant to the exercise of Company Stock Options or the settlement of RSU rights outstanding as of the Capitalization Date under the Company Stock Plans. There were outstanding as of the Capitalization Date, no options, warrants, calls, commitments, agreements, arrangements, undertakings or any other rights to acquire capital stock from the Company other than Company Stock Options and RSUs as set forth in Section 3.2(b) of the Company Disclosure Letter. Section 3.2(b) of the Company Disclosure Letter sets forth a complete and correct list, as of the Capitalization Date, of the number of shares of Company Common Stock subject to Company Stock Options, RSUs, or any other rights to purchase or receive Company Common Stock granted under the Company Stock Plans or otherwise. Immediately prior to the Closing, the Company will provide to Parent a complete and correct list, as of the Closing, of the number of shares of Company Common Stock subject to Company Stock Options, RSUs or any other rights to purchase or receive Company Common Stock granted under the Company Stock Plans or otherwise, the dates of grant, the extent to which such options are vested and, where applicable, the exercise prices thereof. No options, warrants, RSUs, calls, commitments, agreements, arrangements, undertakings or other rights to acquire capital stock from the Company, or other equity-based awards, have been issued or granted on or after the Capitalization Date through the date of this Agreement.

(c) No bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of the Company may vote are issued or outstanding.

(d) Except as otherwise set forth in this Section 3.2 or contained in Section 3.2(d) of the Company Disclosure Letter, as of the date of this Agreement, (i) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries except for purchases, redemptions or other acquisitions of capital stock or other securities (1) required by the terms of the Company Benefit Plans, (2) in order to pay Taxes or satisfy withholding obligations in respect of such Taxes in connection with the exercise of Company Stock Options, or (3) as required by the terms of, or necessary for the administration of, any plans, arrangements or agreements existing on the date hereof between the Company or any of its Subsidiaries and any director or employee of the Company or any of its Subsidiaries and (ii) there are no outstanding stock-appreciation rights, security-based performance units, “phantom” stock or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the stock price performance of the Company or any of its Subsidiaries (other than under the Company Stock Plans) or to cause the Company or any of its Subsidiaries to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”).

(e) Except as set forth in this Section 3.2, as of the date of this Agreement, there are no outstanding obligations of the Company or any of its Significant Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the sales, issuance, repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or antidilutive rights with respect to any shares of Company Common Stock or other Equity Interests in the Company or any of its Subsidiaries.

(f) Section 3.2(f) of the Company Disclosure Letter sets forth, as of the date hereof, for each of the Company’s Significant Subsidiaries: (i) its authorized capital stock or other Equity Interests, (ii) the number of its outstanding shares of capital stock or other Equity Interests and type(s) of such outstanding shares of capital stock or other Equity Interests and (iii) the record owner(s) thereof. The Company owns directly or indirectly, beneficially and of record, all of the issued and outstanding shares of capital stock or other Equity Interests of each of the Company’s Significant Subsidiaries, free and clear of any Liens other than Permitted Liens, and all of such shares of capital stock or other Equity Interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for the ownership of Equity Interests in the Company’s Subsidiaries and investments in marketable securities and cash equivalents, none of the Company or any of its Subsidiaries owns directly or indirectly any Equity Interest in any Person, or has any obligation or has made any commitment to acquire any such Equity Interest, to provide funds to, or to make any investment (in the form of a loan, capital contribution or otherwise) in, any of its Subsidiaries or any other Person that is or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

SECTION 3.3 Corporate Authority.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject, assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.14, only to the adoption of this Agreement by the affirmative vote of a majority of votes cast by the holders of Company Common Stock entitled to vote thereon (the “Company Requisite Vote”), and to the filing and recording of the Articles of Merger under the provisions of the PBCL. The Company Requisite Vote is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt, approve or authorize this Agreement, the Merger and the other transactions contemplated by this Agreement. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) As of the date of this Agreement, the Board of Directors of the Company (i) has, by resolution duly adopted at a meeting duly called and held, approved and declared advisable this Agreement and the Merger and the other transactions contemplated by this Agreement; (ii) has received the opinion of the Company Financial Advisor (as defined in Section 3.19 below), dated the date of this Agreement, to the effect that, as of such date and subject to assumptions, qualifications and limitations set forth therein, the Merger Consideration to be received by the holders of the Company Common Stock pursuant to the Merger is fair from a financial point of view to such holders; (iii) has resolved to recommend adoption of this Agreement to the shareholders of the Company; and (iv) has directed that this Agreement be submitted to the holders of Company Common Stock for adoption.

(c) Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.14, no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s articles of incorporation and bylaws is, or at the Effective Time will be, applicable to the Company Common Stock, the Merger or the other transactions contemplated by this Agreement. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.14, the Board of Directors of the Company has taken all action so that Parent will not be prohibited from entering into a “business combination” with the Company (as such term is used in the PBCL) as a result of the execution of this Agreement, or the consummation of the Merger or the other transactions contemplated hereby, without any further action on the part of the Company shareholders or the Board of Directors of the Company.

SECTION 3.4 Governmental Filings; No Violations, Etc.

(a) Except for the reports, registrations, consents, approvals, permits, authorizations, notices and/or filings (i) pursuant to Section 1.3 of this Agreement, (ii) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iii) required to be made with Nasdaq Stock Market (“Nasdaq”), (iv) for or pursuant to other applicable foreign securities Law approvals, state securities, takeover and “blue sky” laws, (v) required to be made with or to those foreign Governmental Entities (as defined below) regulating competition, antitrust or Regulatory Laws, and (vi) required to be made under any Environmental Law, no notices, reports or other filings are required to be made by the Company with, nor are any registrations, consents, approvals, permits or authorizations required to be obtained by the Company from, any governmental or regulatory authority, agency, commission, body or other governmental entity (“Governmental Entity”), in connection with the execution and delivery of this Agreement by the Company and the consummation by the Company of the Mergers and the other transactions contemplated by this Agreement, except those that the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Mergers or any other transaction contemplated by this Agreement, or the Company’s compliance with any of the provisions of this Agreement will (with or without notice or lapse of time, or both): (i) subject to obtaining the Company Requisite Vote, conflict with or violate any provision of the Company’s articles of incorporation or bylaws or any equivalent organizational or governing documents of any of the Company’s Significant Subsidiaries; (ii) assuming that all consents, approvals, authorizations and permits described in this Section 3.4 have been obtained and all filings and notifications described in this Section 3.4 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law or Order applicable to the Company or any of its Subsidiaries or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien, other than Permitted Liens, upon any of the respective properties or assets of the Company or any of its Subsidiaries pursuant to, any Contract, permit or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which they or any of their respective properties or assets may be bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, consents, approvals, authorizations, permits, breaches, losses, defaults, other occurrences or Liens which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.5 Company Reports; Financial Statements.

(a) Since January 1, 2006, the Company has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules, statements and documents required to be filed by it under the Securities Act or the

Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) (such documents and any other documents filed by the Company or any of its Subsidiaries with the SEC, including exhibits and other information incorporated therein as they have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Company SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. None of the Company’s Subsidiaries is required to make any filings with the SEC. All of the audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents (together with the related notes and schedules thereto, collectively, the “Company Financial Statements”) (A) have been prepared from, and are in accordance with, the books and records of the Company and the Company’s Subsidiaries in all material respects, (B) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments) and (C) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in shareholders’ equity of the Company and its Subsidiaries as of the dates and for the periods referred to therein.

(b) Except (a) as reflected or reserved against in the Company’s consolidated balance sheets (or the notes thereto) included in the Company SEC Documents filed with the SEC prior to the date hereof, (b) as permitted or contemplated by this Agreement, (c) for liabilities and obligations incurred in the ordinary course of business since December 31, 2008, and (d) for liabilities or obligations which have been discharged or paid in full in the ordinary course of business, as of the date hereof, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, other than those which are not having or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged, modified (in any material way), or forgiven personal loans to any executive officer or director of the Company.

(d) The Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act, are designed to ensure that all information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is made known to the chief executive officer and the chief financial officer of the Company by others within the Company to allow timely decisions regarding required disclosure as required under the Exchange Act and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. The Company has evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on its most recently completed evaluation of its system of internal control over financial reporting prior to the date of this Agreement, (i) to the Knowledge of the Company, the Company had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) the Company does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e) No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any Subsidiary of the Company, has reported to the Company’s chief legal counsel or chief executive officer evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents pursuant to Section 307 of the Sarbanes-Oxley Act.

(f) Since January 1, 2006, to the Knowledge of the Company, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency or Governmental Entity regarding the commission or possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries.

(g) To the Knowledge of the Company, none of the Company SEC Documents (other than confidential treatment requests) is the subject of ongoing SEC review. The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2006 through the date of this Agreement relating to the Company SEC Documents and all written responses of the Company thereto through the date of this Agreement other than with respect to requests for confidential treatment. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents other than confidential treatment requests. To the Knowledge of the Company, as of the date of this Agreement, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

SECTION 3.6 Absence of Certain Changes. (a) Since January 1, 2009, the business of the Company and its Subsidiaries has been conducted in the ordinary course in all material respects and (b) since January 1, 2009, there has not been a Company Material Adverse Effect.

SECTION 3.7 Litigation.

(a) There are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings (collectively, “Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective assets or properties that if determined adversely to the Company would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries or, to the Knowledge of the Company, any of their respective assets or properties, is subject to any outstanding Order, writ, injunction, decree or arbitration ruling, award or other finding that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.8 Compliance with Laws. The Company and each of its Subsidiaries are in compliance with all Laws or Orders, except where any such failure to be in compliance has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same which, in each case, would reasonably be expected to have a material and adverse impact on the Company. To the Knowledge of the Company, the Company is in material compliance with the Foreign Corrupt Practices Act of 1977, as amended, and any rules and regulations thereunder.

SECTION 3.9 Properties. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries, as the case may be, (i) holds good, marketable and valid fee simple title to all of the properties and assets reflected in the June 30, 2009 balance sheet included in the Company SEC Documents as being owned by the Company or one of its Subsidiaries (collectively, with respect to real property, the “Owned Real Property”) or acquired after the date thereof that are material to the Company’s business on a consolidated basis (except for properties and assets sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, except for Permitted Liens and other matters described in Section 3.9 of the Company Disclosure Letter, (ii) holds the Owned Real Property, or any portion thereof or interest therein, free of any outstanding options or rights of first refusal or offer to purchase or lease, (iii) is the lessee of all leasehold estates reflected in the June 30, 2009 financial statements included in the Company SEC Documents or acquired after the date thereof that are material to the Company’s business on a consolidated basis (except for leases that have expired by their terms since the date thereof or been assigned, terminated or otherwise disposed of in the ordinary course of business) (collectively, with respect to real property, the “Leased Real Property”) and (x) is in possession of the properties purported to be leased thereunder, and each such lease is valid and in full force and effect, constitutes a valid and binding obligation of the Company or the applicable Subsidiary of the Company, subject to the Bankruptcy and Equity Exception and (y) the Company has not received any written notice of termination or cancellation of or of a breach or default under any such lease.

SECTION 3.10 Contracts.

(a) As of the date hereof, except as set forth as an exhibit to the Company SEC Documents and on Section 3.10(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any:

(i)	Contract relating to third-party indebtedness for borrowed money or any third-party financial guaranty in excess of $50,000.00;

(ii)	non-competition agreements or any other agreements or arrangements that materially restrict the Company or any of its Subsidiaries or any of their respective Affiliates from engaging or competing in any line of business or in any geographic area, or which would so restrict the Company or any of its Subsidiaries following a change in control of the Company; or

(iii)	Contract required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act.

(b) All Contracts of the type described in clauses (a)(i), (ii) and (iii) above to which the Company or any of its Subsidiaries is a party to or bound by as of the date of this Agreement, together with the Contracts set forth on Section 3.10(b) of the Company Disclosure Letter, are referred to herein as the “Company Material Contracts” (provided that for purposes of Section 5.1, Contracts of the type referred to in clause (i) above shall not be deemed to be Company Material Contracts). Except, in each case, as has not, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) all Company Material Contracts are valid and binding on the Company and/or the relevant Subsidiary of the Company that is a party thereto and, to the Knowledge of the Company, each other party thereto, subject to the Bankruptcy and Equity Exception, (ii) all Company Material Contracts are in full force and effect, (iii) the Company and each of its Subsidiaries has performed all material obligations required to be performed by them under the Company Material Contracts to which they are parties, (iv) to the Knowledge of the Company, each other party to a Company Material Contract has performed all material obligations required to be performed by it under such Company Material Contract and (v) no party to any Company Material Contract has given the Company or any of its Subsidiaries written notice of its intention to cancel, terminate, change the scope of rights under or fail to renew any Company Material Contract and neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party to any Company Material Contract, has repudiated in writing any material provision thereof. Neither the Company nor any of its Subsidiaries has Knowledge of, or has received written notice of, any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under or permit termination, modification or acceleration under) any Company Material Contract or any other Contract to which it is a party or by which it or any of its material properties or assets is bound, except for violations or defaults that are not, individually or in the aggregate, reasonably likely to result in a Company Material Adverse Effect.

SECTION 3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Letter, sets forth a true, complete and correct list of each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject to ERISA), and any other material plan, policy, program practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of the Company or any ERISA Affiliate, which are now maintained, sponsored or contributed to by the Company or any ERISA Affiliate, or under which the Company or any ERISA Affiliate has any material obligation or liability, whether actual or contingent, including all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit, stock-based compensation, change-in-control, retention, employment, consulting, personnel or severance policies, programs, practices, Contracts or arrangements (each, a “Company Benefit Plan”), excluding Foreign Benefit Plans. For purposes of this Agreement, the term “Foreign Benefit Plans” shall mean those Company Benefit Plans maintained, sponsored or contributed to primarily for the benefit of current or former employees of the Company or any ERISA Affiliate who are or were regularly employed outside the United States (but which shall exclude any such Company Benefit Plans to the extent required by applicable foreign law to be so maintained, sponsored or contributed to). Not more than ten (10) Business Days after the date hereof, the Company shall deliver a true, complete and correct list of each material Foreign Benefit Plan to Parent. For purposes of this Section 3.11, “ERISA Affiliate” shall mean any entity (whether or not incorporated) that, together with any other entity, is considered under common control and treated as one employer under Sections 414(b) or (c) of the Code. Except as otherwise set forth in any Company Benefit Plan, the Company has no express or implied commitment to add, terminate, modify or change any Company Benefit Plan in the United States, other than with respect to a termination, modification or change required by applicable Law or which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) With respect to each Company Benefit Plan (other than any Foreign Benefit Plan), the Company has made available to Parent (or, with respect to items (iv), (v), (vi) and (vii), will provide to Parent not more than ten (10) Business Days after the date hereof) true, complete and correct copies of the following (as applicable): (i) the written document evidencing such Company Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof; (ii) the summary plan description; (iii) the most recent annual report, financial statement and/or actuarial report; (iv) the most recent determination letter from the Internal Revenue Service (the “IRS”); (v) the most recent Form 5500 required to have been filed with the IRS, including all schedules thereto; (vi) any related trust agreements, insurance contracts or other funding arrangements; (vii) any notices to or from the IRS or any office or representative of the Department of Labor or Pension Benefit Guaranty Corporation (“PBGC”) relating to any unresolved compliance issues in respect of any such Company Benefit Plan; and (viii) all material amendments, modifications or supplements to any Company Benefit Plan. With respect to each Foreign Benefit Plan, the Company will provide to Parent not more than ten (10) Business Days after the date hereof the items identified in each of clauses (i), (vi) and (viii) above.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan has been administered in accordance with its terms, applicable Law (including Section 409A of the Code) and any applicable collective bargaining agreement including timely filing of all Tax, annual reporting and other governmental filings required by ERISA and the Code and timely contribution (or, if not yet due, proper financial reporting) of any amounts required to be made under the terms of any of the Company Benefit Plans as of the date of this Agreement. With respect to each of the Company Benefit Plans, no event has occurred and there exists no condition or set of circumstances in connection with which the Company or any of its Subsidiaries would be subject to any liability that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. Each Company Benefit Plan that is intended to be “qualified” under Section 401 of the Code has received a favorable determination letter from the IRS to such effect and, to the Knowledge of the Company, no fact, circumstance or event has occurred or exists since the date of such determination letter that would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Company or any of its Subsidiaries has received notice of and, to the Knowledge of the Company, there are no audits or investigations by any Governmental Entity with respect to, or other actions, claims, suits or other proceedings against or involving any Company Benefit Plan or asserting rights or claims to benefits under any Company Benefit Plan (other than routine claims for benefits payable in the normal course). Except as required by applicable Law, the Company has no Company Benefit Plan subject to ERISA that provides for any retiree healthcare or life insurance benefits in the United States.

(d) No Company Benefit Plan is a “multiemployer plan” (as defined in Sections 3(37) and 4001(a)(3) of ERISA) or a “multiple employer plan” within the meaning of Sections 4063/4064 of ERISA or Section 413(c) of the Code and neither the Company nor any ERISA Affiliate has sponsored or contributed to or been required to contribute to a “multiemployer plan” or “multiple employer plan.”

(e) Neither the Company nor any ERISA Affiliate maintains or contributes to, or during the six-year period prior to the date hereof has maintained or contributed to, any “employee benefit plan” within the meaning of Section 3(3) of ERISA that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA.

(f) Except as set forth on Section 3.11(f) of the Company Disclosure Letter, or as otherwise contemplated by this Agreement, the execution of this Agreement or the consummation of the Mergers will not constitute an event that, either alone or in conjunction with any other event, will or may result in any payment, acceleration, termination, forgiveness of indebtedness, vesting, distribution, increase in compensation or benefits or obligation to fund benefits with respect to any current or former employee or other personnel of the Company or any of its Subsidiaries. The execution of this Agreement or the consummation of the Mergers will not constitute an event that, either alone or in conjunction with any other event, will or may result in (i) any material amount failing to be deductible by reason of Section 280G of the Code or (ii) the provision of any material reimbursement of excise Taxes under Section 4999 of the Code or any income Taxes under the Code.

(g) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Foreign Benefit Plan has been established, maintained and administered in compliance with its terms and all applicable Laws and Orders of any controlling Governmental Entity; (ii) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; and (iii) each Foreign Benefit Plan required to be funded and/or book reserved is funded and/or book reserved, as appropriate, in accordance with applicable Law, including any additional funding or annuitization requirements that may apply as a result of or in connection with the termination, wind-up or partial wind-up of one or more Foreign Benefit Plans.

SECTION 3.12 Labor Matters. Each of the Company and its Subsidiaries is in compliance with all applicable Laws of the United States, or of any state or local government or any subdivision thereof or of any foreign government respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational safety and health, including the Immigration Reform and Control Act, the Worker Adjustment Retraining and Notification Act, any Laws respecting employment discrimination, sexual harassment, disability rights or benefits, equal opportunity, plant closure issues, affirmative action, workers’ compensation, employee benefits, severance payments, COBRA, labor relations, employee leave issues, wage and hour standards, occupational safety and health requirements and unemployment insurance and related matters, except where any such failure to be in compliance has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as specifically identified on Section 3.12 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by any labor or collective bargaining agreement (other than any industry-wide or statutorily mandated agreement or non-material agreement in a non-U.S. jurisdiction). There is no unfair labor practice charge pending or, to the Knowledge of the Company, threatened which if determined adversely to the Company or its Subsidiaries would reasonably be expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) to the Knowledge of the Company, there are no organizational campaigns, petitions or other activities or proceedings of any labor union, workers’ council or labor organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of the Company or any of its Subsidiaries or compel the Company or any of its Subsidiaries to bargain with any such labor union, works council or labor organization, (ii) there are no strikes, slowdowns, walkouts, work stoppages or other labor-related controversies pending or, to the Knowledge of the Company, threatened and (iii) neither the Company nor any of its Subsidiaries has experienced any such strike, slowdown, walkout, work stoppage or other labor-related controversy within the past three (3) years.

SECTION 3.13 Tax.

(a) Except to the extent reserved for in the most recent Company Financial Statements, the Company and each of its Subsidiaries have timely filed, or have caused to be timely filed, all material Tax Returns required to be filed, all such Tax Returns are true, complete and accurate in all material respects, and all material amounts of Taxes shown to be due on such Tax Returns, or otherwise owed, have been or will be timely paid.

(b) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no Tax authority is currently asserting, or threatening in writing to assert, a Tax liability (exclusive of interest) in excess of $50,000.00 in connection with an audit or other administrative or court proceeding involving Taxes of the Company or any of its Subsidiaries, (ii) neither the Company nor any of its Subsidiaries has distributed stock of another corporation or has had its stock distributed in a transaction that was purported or intended to be governed, in whole or in part, by Section 355 or Section 361 of the Code within the preceding five (5) years, (iii) neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b), and (iv) neither the Company nor any of its Subsidiaries is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of Taxes (other than an agreement or arrangement solely among the members of a group the common parent of which is the Company or any of its Subsidiaries), or has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law, as a transferee or successor, by contract or otherwise.

SECTION 3.14 Intellectual Property.

(a) Except as, in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (i) to the Company’s Knowledge, the Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (ii) to the Company’s Knowledge, the use of any Intellectual Property by the Company and its Subsidiaries does not infringe on or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which the Company or any Subsidiary acquired the right to use any Intellectual Property; (iii) to the Company’s Knowledge, no Person is challenging, infringing on or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company or its Subsidiaries; and (iv) to the Company’s Knowledge, neither the Company nor any of its Subsidiaries has received any written notice or otherwise has Knowledge of any pending claim, order or proceeding with respect to any Intellectual Property used by the Company and its Subsidiaries and to its Knowledge no Intellectual Property owned and/or licensed by the Company or its Subsidiaries is being used or enforced in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property. For purposes of this Agreement, “Intellectual Property” shall mean trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any domestic or foreign jurisdiction of, and applications in any such jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any domestic or foreign jurisdiction; patents, applications for patents (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any such jurisdiction; nonpublic information, trade secrets and confidential information and rights in any domestic or foreign jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any such jurisdiction; and registrations or applications for registration of copyrights in any domestic or foreign jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

(b) The Company and its Subsidiaries have taken reasonable steps to protect the confidentiality and value of all trade secrets and any other confidential information that are owned, used or held by the Company and its Subsidiaries in confidence, including entering into licenses and Contracts that require employees, licensees, contractors, and other Persons with access to trade secrets or other confidential information to safeguard and maintain the secrecy and confidentiality of such trade secrets, except where the failure to take such reasonable steps would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s Knowledge, such trade secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure, license or any other appropriate Contract which has not been breached.

SECTION 3.15 Environmental Matters.

(a) The Company and its Subsidiaries are in compliance with all applicable Environmental Laws, and to the Company’s Knowledge any past non-compliance by the Company and its Subsidiaries with applicable Environmental Laws has been resolved, except for any failure to comply or to resolve past non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each of the Company and its Subsidiaries has obtained, maintained and complied with all Environmental Permits necessary for the conduct and operation of its business as currently operated, and the Company or any applicable Subsidiary of the Company has not received any notice that any such Environmental Permit is not in full force and effect; and (ii) no such Environmental Permit is or will be subject to review, revision, major modification or prior consent by any Governmental Authority as a result of the consummation of the transactions contemplated by this Agreement.

(c) None of the Company or any of its Subsidiaries has received any notice of any violation of or liability under Environmental Laws, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) There are no pending or, to the Company’s Knowledge, threatened civil, criminal or administrative claims, actions, proceedings, hearings, notices of violation, investigations, arbitrations or demand letters pursuant to Environmental Laws or with respect to Hazardous

Materials against the Company or any of its Subsidiaries or, to the Company’s Knowledge, related to the Owned Real Property, the Leased Real Property or any other facility previously owned or operated by the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) To the Company’s Knowledge, there has been no presence of storage tanks at or presence or release of any Hazardous Materials on, at, or from the Owned Real Property or the Leased Real Property or any other facility operated by the Company or any of its Subsidiaries, except (i) in compliance with applicable Environmental Laws and (ii) in a manner or in quantities or locations that would not require any investigation, cleanup or remediation of soil or groundwater under applicable Environmental Laws, other than any presence or release which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received notice with respect to such presence or release.

(f) Neither (i) the Company nor any Subsidiary, (ii) any predecessors of the Company or any Subsidiary nor (iii) any entity previously owned by the Company or any Subsidiary, has transported or arranged for the treatment, storage, handling, disposal or transportation of any Hazardous Material at or to any off-site location which, to the Company’s Knowledge, has resulted in, or would be reasonably expected to result in, a liability to the Company that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) There are no Liens or institutional or engineering controls applicable to any Owned Real Property or, to the Company’s Knowledge, Leased Real Property arising out of or pursuant to Environmental Laws that have had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(h) To the Company’s Knowledge, there are no other facts, activities, circumstances or conditions that have resulted in or would be reasonably expected to result in, the Company incurring a liability or obligation, pursuant to any applicable Environmental Laws that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.16 Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each insurance policy under which the Company or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage (collectively, the “Insurance Policies”) is in full force and effect, all premiums due thereon have been paid in full and the Company and its Subsidiaries are in compliance with the terms and conditions of such Insurance Policy, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) neither the Company nor any of its Subsidiaries is in breach or default under any Insurance Policy, and (iii) no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination or modification, under the policy.

SECTION 3.17 Regulatory Compliance.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Significant Subsidiaries holds all licenses, permits, franchises, variances, registrations, exemptions, Orders and other governmental authorizations, consents, approvals and clearances, and has submitted notices to, all Governmental Entities that are concerned with the Company’s products and services (any such Governmental Entity, a “Company Regulatory Agency”), necessary for the lawful operating of the businesses of the Company or any of its Subsidiaries (the “Company Permits”), and all such Company Permits are valid, and in full force and effect. Since January 1, 2006, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Company Permit except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries are in compliance in all material respects with the terms of all Company Permits, and no event has occurred that, to the Knowledge of the Company, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Company Permit, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2006, all applications, submissions, information and data utilized by the Company or the Company’s Subsidiaries as the basis for, or submitted by or, to the Knowledge of the Company, on behalf of the Company or the Company’s Subsidiaries in connection with, any and all requests for a Company Permit relating to the Company or any of its Subsidiaries, and its respective business and Company Products, when submitted to a Company Regulatory Agency, were true and correct in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the Company Regulatory Agency.

(c) Since January 1, 2006, neither the Company, nor any of its Subsidiaries, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for a Company Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, or similar policies, set forth in any applicable Laws, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) For the avoidance of doubt, the provisions of this Section 3.17 do not apply to Environmental Laws or Environmental Permits.

SECTION 3.18 Interested Party Transactions. Since January 1, 2006, there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries on the one hand, and the Affiliates of the Company on the other hand (other than the Company’s Subsidiaries), that would be required to be disclosed under Item 404 under Regulation S-K under the Exchange Act and that has not been so disclosed.

SECTION 3.19 Brokers and Finders. Neither the Company nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement, except that the Company has employed Greenhill & Co., LLC as its sole financial advisor (the “Company Financial Advisor”), and the Company has heretofore made available to Parent a true and complete copy of all agreements between the Company and the Company Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Merger and the other transactions contemplated by this Agreement.

SECTION 3.20 No Additional Representations.

(a) Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Subs, or any of their Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Parent, Merger Subs or any of their Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) The Company acknowledges and agrees that it (i) has had the opportunity to meet with the management of Parent and to discuss the business, assets and liabilities of Parent and its Subsidiaries, (ii) has been afforded the opportunity to ask questions of and receive answers from officers of Parent and (iii) has conducted its own independent investigation of Parent and its Subsidiaries, their respective businesses, assets, liabilities and the transactions contemplated by this Agreement.

(c) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent, Merger Subs or any other Person has made or is making any representations or warranties relating to Parent or Merger Subs whatsoever, express or implied, beyond those expressly given by Parent and Merger Subs in Article IV hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available the Company, or any of its Representatives. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Except (i) as disclosed in the Parent SEC Documents filed since January 1, 2009 but prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature, in each case, other than any specific factual information contained therein) or (ii) as set forth in the Parent Disclosure Letter delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”), which identifies items of disclosure by reference to a particular section or subsection of this Agreement (provided, however, that any information set forth in one section of such Parent Disclosure Letter also shall be deemed to apply to each other section and subsection of this Agreement to which its relevance is reasonably apparent), each of Parent and Merger Subs hereby represent and warrant to the Company as follows:

SECTION 4.1 Organization, Good Standing and Qualification.

(a) Each of Parent, Merger Subs and Parent’s Significant Subsidiaries is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except with respect to Parent’s Subsidiaries, where the failure to be so organized, qualified or in good standing or to have such power or authority when taken together with all other such failures, has not, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Significant Subsidiaries is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing or to have such power or authority when taken together with all other such failures, has not, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent has delivered or made available to the Company a true and complete copy of Parent’s and each Merger Sub’s currently effective articles of incorporation and bylaws or any equivalent organizational or governing documents, as amended and restated to the date hereof. Such organizational or governing documents so delivered are in full force and effect and none of Parent or Merger Subs is in violation of such organizational documents.

SECTION 4.2 Capital Structure.

(a) As of September 29, 2009, the authorized capital stock of Parent consisted of (i) 200,000,000 shares of Parent common stock, par value $0.01 per share, of which 41,631,700 shares were outstanding and 328,508 shares were held in the treasury of Parent, and (ii) 10,000,000 shares of Parent preferred stock, par value $0.01 per share, of which no shares were outstanding and no shares were held in the treasury of Parent. There are no other classes of capital stock of Parent authorized or outstanding. All issued and outstanding shares of the capital stock of Parent are, and when shares of Parent Common Stock are issued in connection with the Merger or pursuant to Section 1.8 and Section 1.9, such shares will be, duly authorized, validly issued, fully paid and non-assessable and free of any preemptive rights.

(b) Since June 30, 2009 to the date of this Agreement, there have been no issuances of shares of the capital stock or equity securities of Parent or any other securities of Parent other than issuances of shares of Parent Common Stock pursuant to employee benefit, director or equity compensation plans, programs or arrangements sponsored or maintained by Parent or any of its Subsidiaries (the “Parent Benefit Plans”). There were outstanding as of June 30, 2009 no options, warrants, calls, commitments, agreements, arrangements, undertakings or any other rights to acquire capital stock from Parent other than options, restricted stock and other rights to acquire capital stock from Parent under the Parent Benefit Plans. As of September 29, 2009, there were stock options outstanding representing the right to purchase 196,435 shares of Parent Common Stock under the Parent Benefit Plans, and stock-settled restricted stock units and stock appreciation rights outstanding that would entitle the holders to receive an aggregate of 156,243 shares of Parent Common Stock, based upon the closing price of the Parent Common Stock on that day, and assuming the full vesting of all of such stock-settled restricted stock units and stock appreciation rights. No options, warrants, calls, commitments, agreements, arrangements, undertakings or other rights to acquire capital stock from Parent have been issued or granted since June 30, 2009 to the date of this Agreement other than pursuant to the Parent Benefit Plans or the ordinary course of business in connection with employment offer letters.

(c) No bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of Parent may vote are issued or outstanding.

(d) Except as otherwise set forth in this Section 4.2, as of the date of this Agreement, (i) there are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or any of its Subsidiaries except for purchases, redemptions or other acquisitions of capital stock or other securities (1) required by the terms of the Parent Benefit Plans, (2) in order to pay Taxes or satisfy withholding obligations in respect of such Taxes in connection with the exercise of Parent stock options, the lapse of restrictions or settlement of awards granted pursuant to the Parent Benefit Plans, or (3) required by the terms of any plans, arrangements or agreements existing on the date hereof between the Parent or any of its Subsidiaries and any director or employee of the Parent or any of its Subsidiaries and (ii) there are no outstanding stock-appreciation rights, security-based performance units, “phantom” stock or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the stock price performance of Parent or any of its Subsidiaries (other than ordinary course payments or commissions to sales representatives of Parent based upon revenues generated by them without augmentation as a result of the transactions contemplated hereby and with respect to awards granted under the Parent Benefit Plans).

(e) Except as set forth in Section 4.2(e) of the Parent Disclosure Letter and with respect to awards granted under the Parent Benefit Plans, as of the date of this Agreement, there are no outstanding obligations of Parent or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the sales, issuance, repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or antidilutive rights with respect to, any shares of Parent Common Stock or other Equity Interests in Parent or any of its Subsidiaries.

(f) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub.

(g) The outstanding Equity Interests of Merger Sub II consist of a single membership interest which is, and at the Effective Time will be, owned by Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub II, (ii) no securities of Merger Sub II convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub II and (iii) no options or other rights to acquire from Merger Sub II, and no obligations of Merger Sub II to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub II.

SECTION 4.3 Corporate Authority. Parent and each Merger Sub has all requisite corporate or limited liability company power and authority, as the case may be, and, except for the adoption of this Agreement by Parent as the sole stockholder of Merger Sub and the sole member of Merger Sub II (which adoption Parent shall effect on the date hereof immediately following the execution hereof), has taken all corporate or limited liability company action, as the case may be, necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly authorized and validly executed and delivered by Parent and Merger Subs, except for the adoption of this Agreement by Parent as the sole stockholder of Merger Sub and the sole member of Merger Sub II, and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Subs enforceable against Parent and Merger Subs in accordance with its terms, subject to the Bankruptcy and Equity Exception.

SECTION 4.4 Governmental Filings; No Violations; Etc.

(a) Except for the reports, registrations, consents, approvals, permits, authorizations, notices and/or filings (i) pursuant to Section 1.3 of this Agreement, (ii) under the HSR Act, the Securities Act, the Exchange Act, (iii) required to be made with Nasdaq, (iv) for or pursuant to other applicable foreign securities Law approvals, state securities, takeover and “blue sky” laws, (v) required to be made with or to those foreign Governmental Entities regulating competition, antitrust or Regulatory Laws, and (vi) required to be made under any Environmental Law, no notices, reports or other filings are required to be made by Parent, Merger Subs with, nor are any registrations, consents, approvals, permits or authorizations required to be obtained by Parent or either Merger Sub from, any Governmental Entity, in connection with the execution and delivery of this Agreement by Parent or either Merger Sub and the consummation by Parent and Merger Subs of the Mergers and the other transactions contemplated by this Agreement, except those that the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) None of the execution, delivery or performance of this Agreement by Parent or Merger Subs, the consummation by the Company and Merger Sub of the Merger or any other transaction contemplated by this Agreement, or Parent’s or either Merger Sub’s compliance with any of the provisions of this Agreement will (with or without notice or lapse of time, or both): (i) conflict with or violate any provision of Parent’s or either Merger Sub’s articles of incorporation or bylaws or any equivalent organizational or governing documents of any of Parent’s Subsidiaries; (ii) assuming that all consents, approvals, authorizations and permits described in this Section 4.4 have been obtained and all filings and notifications described in this Section 4.4 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law or Order applicable to Parent, Merger Subs or their Subsidiaries, or any of their respective properties or assets; or (iii) require any consent or approval under, violate, conflict with, result in any breach of or any loss of benefit under, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien, other than Permitted Liens, upon any of the respective properties or assets of Parent or any of its Significant Subsidiaries pursuant to, any Contract, permit or other instrument or obligation to which Parent, either Merger Sub or any of their Subsidiaries is a party or by which they or any of their respective properties or assets may be bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, consents, approvals, authorizations, permits, breaches, defaults, losses, other occurrences or Liens which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.5 Parent Reports; Financial Statements.

(a) Since January 1, 2006, each of Parent and Merger Subs has timely filed or otherwise furnished (as applicable) all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules, statements and documents required to be filed by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents and any other documents filed by Parent or any of its Subsidiaries with the SEC, including exhibits and other information incorporated therein, as they have been supplemented, modified or amended since the time of filing, collectively, the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the

Exchange Act or the Securities Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder. None of Parent’s Subsidiaries are required to make any filings with the SEC. All of the audited consolidated financial statements and unaudited consolidated interim financial statements of Parent and Parent’s Subsidiaries included in the Parent SEC Documents (together with the related notes and schedules thereto, collectively, the “Parent Financial Statements”) (A) have been prepared from, and are in accordance with, the books and records of Parent and Parent’s Subsidiaries in all material respects, (B) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments) and (C) fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of Parent and its Subsidiaries as of the dates and for the periods referred to therein.

(b) Parent is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither Parent nor any of its Affiliates has made, arranged, modified (in any material way), or forgiven personal loans to any executive officer or director of Parent.

(c) Parent’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act), as required by Rules 13a-15(a) and 15d-15(a) of the Exchange Act, are designed to ensure that all information required to be disclosed by Parent in the reports it files or submits under the Exchange Act is made known to the chief executive officer and the chief financial officer of Parent by others within Parent to allow timely decisions regarding required disclosure as required under the Exchange Act and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Parent has evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on its most recently completed evaluation of its system of internal control over financial reporting prior to the date of this Agreement, (i) to the Knowledge of Parent, Parent had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that would reasonably be expected to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) Parent does not have Knowledge of any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(d) No attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any Subsidiary of Parent, has reported to Parent’s chief legal counsel or chief executive officer evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents pursuant to Section 307 of the Sarbanes-Oxley Act.

(e) Since January 1, 2006, to the Knowledge of the Parent, no employee of the Parent or any of its Subsidiaries has provided or is providing information to any law enforcement agency or Governmental Entity regarding the commission or possible commission of any crime or the violation or possible violation of any applicable legal requirements of the type described in Section 806 of the Sarbanes-Oxley Act by the Parent or any of its Subsidiaries.

(f) To the Knowledge of the Parent, none of the Parent SEC Documents is the subject of ongoing SEC review (other than confidential treatment requests). Parent has made available to the Company true and complete copies of all written comment letters from the staff of the SEC received since January 1, 2006 through the date of this Agreement relating to the Parent SEC Documents and all written responses of Parent thereto through the date of this Agreement other than with respect to requests for confidential treatment. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC Documents other than confidential treatment requests. To the Knowledge of Parent, as of the date of this Agreement, there are no SEC inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practices of Parent.

SECTION 4.6 Litigation.

(a) Except as disclosed in the Parent SEC Documents, there are no Actions pending or, to the Knowledge of Parent or Merger Subs, threatened against Parent or Merger Subs or any of their respective Subsidiaries or any of their respective assets or properties that if determined adversely to Parent would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Neither Parent nor any of its Subsidiaries or, to the Knowledge of Parent, any of their respective assets or properties, is subject to any outstanding Order, writ, injunction, decree or arbitration ruling, award or other finding that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.7 Brokers and Finders. Neither Parent nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement, except that Parent has employed Credit Suisse as its financial advisor (the “Parent Financial Advisor”), and Parent and Merger Subs have heretofore made available to the Company a true and complete copy of all agreements between Parent and Merger Subs and the Parent Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Merger and the other transactions contemplated by this Agreement.

SECTION 4.8 No Business Activities. Neither Merger Sub has conducted any activities other than in connection with the organization of Merger Subs, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Neither Merger Sub has any Subsidiaries.

SECTION 4.9 Board Approval. The Board of Directors of Parent, by resolutions duly adopted by unanimous vote, at a meeting duly called and held and not subsequently rescinded or modified, has duly (i) determined that this Agreement and the Mergers are advisable and are fair to and in the best interests of Parent and its stockholders, and (ii) approved this Agreement and the Mergers.

SECTION 4.10 Vote Required. There are no votes of the holders of any class or series of Parent capital stock necessary to consummate any of the transactions contemplated hereby.

SECTION 4.11 Financing. At Closing, Parent will have sufficient funds to consummate the transactions contemplated by this Agreement (including the payment of all related fees and expenses for which Parent and Merger Subs are responsible) and an amount of additional funds on hand, or available pursuant to binding financing arrangements, such that after completing such transactions Parent and its Subsidiaries will have an amount of working capital and other liquidity reasonable for the business, taken as a whole (after giving effect to the Mergers). True and complete copies of any binding commitment letters delivered prior to the date hereof which are intended to enable Parent and Merger Subs to perform their obligations under this Agreement have been provided to the Company, each of which, as of the date of hereof, is valid and in full force and effect.

SECTION 4.12 Absence of Certain Changes. (a) Since January 1, 2009, the business of Parent and its Subsidiaries has been conducted in the ordinary course in all material respects and (b) since January 1, 2009, there has not been a Parent Material Adverse Effect.

SECTION 4.13 Compliance with Laws. Parent and each of its Subsidiaries are in compliance with all Laws or Orders, except where any such failure to be in compliance has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, nor has any Governmental Entity indicated an intention to conduct the same which, in each case, would reasonably be expected to have a material and adverse impact on Parent. To the Knowledge of Parent, Parent is in material compliance with the Foreign Corrupt Practices Act of 1977, as amended, and any rules and regulations thereunder.

SECTION 4.14 Certain Agreements. Prior to the Board of Directors of the Company approving this Agreement, the Merger and the other transactions contemplated hereby for purposes of the applicable provisions of the PBCL, none of Parent or either Merger Sub, alone or together with any other person, was at any time, or became, an “interested shareholder” (as such term is defined in the PBCL) thereunder or has taken any action that would cause any anti-takeover statute under the PBCL or other applicable state Law to be applicable to this Agreement, the Merger, or any of the transactions contemplated hereby. Except as set forth in Section 4.14 of the Parent Disclosure Letter, none of Parent or any of its Subsidiaries has any direct or indirect beneficial ownership, or sole or shared voting power, with respect to any shares of Company Common Stock.

SECTION 4.15 Tax.

(a) Except to the extent reserved for in the most recent Parent Financial Statements, Parent and each of its Subsidiaries have timely filed, or have caused to be timely filed, all material Tax Returns required to be filed, all such Tax Returns are true, complete and accurate in all material respects, and all material amounts of Taxes shown to be due on such Tax Returns, or otherwise owed, have been or will be timely paid.

(b) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) no Tax authority is currently asserting, or threatening in writing to assert, a Tax liability (exclusive of interest) in excess of $100,000.00 in connection with an audit or other administrative or court proceeding involving Taxes of Parent or any of its Subsidiaries, (ii) neither Parent nor any of its Subsidiaries has distributed stock of another corporation or has had its stock distributed in a transaction that was purported or intended to be governed, in whole or in part, by Section 355 or Section 361 of the Code within the preceding five (5) years, (iii) neither Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b), and (iv) neither Parent nor any of its Subsidiaries is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of Taxes (other than an agreement or arrangement solely among the members of a group the common parent of which is Parent or any of its Subsidiaries), or has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law, as a transferee or successor, by contract or otherwise.

SECTION 4.16 Intellectual Property.

(a) Except as, in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, (i) to Parent’s Knowledge, Parent and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (ii) to Parent’s Knowledge, the use of any Intellectual Property by Parent and its Subsidiaries does not infringe on or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which Parent or any Subsidiary acquired the right to use any Intellectual Property; (iii) to Parent’s Knowledge, no Person is challenging, infringing on or otherwise violating any right of Parent or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Parent or its Subsidiaries; and (iv) to Parent’s Knowledge, neither Parent nor any of its Subsidiaries has received any written notice or otherwise has Knowledge of any pending claim, order or proceeding with respect to any Intellectual Property used by Parent and its Subsidiaries and to its Knowledge no Intellectual Property owned and/or licensed by Parent or its Subsidiaries is being used or enforced in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of such Intellectual Property. Parent and its Subsidiaries have taken reasonable steps to protect the confidentiality and value of all trade secrets and any other confidential information that are owned, used or held by Parent and its Subsidiaries in confidence, including entering into licenses and Contracts that require employees, licensees, contractors, and other Persons with access to trade secrets or other confidential information to safeguard and maintain the secrecy and confidentiality of such trade secrets. To Parent’s Knowledge, such trade secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure, license or any other appropriate Contract which has not been breached.

SECTION 4.17 Regulatory Compliance.

(a) Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and its Significant Subsidiaries holds all licenses, permits, franchises, variances, registrations, exemptions, Orders and other governmental authorizations, consents, approvals and clearances, and has submitted notices to, all Governmental Entities that are concerned with the Parent’s products and services (any such Governmental Entity, a “Parent Regulatory Agency”), necessary for the lawful operating of the businesses of Parent or any of its Subsidiaries (the “Parent Permits”), and all such Parent Permits are valid, and in full force and effect. Since January 1, 2006, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment or cancellation of, with or without notice or lapse of time or both, any Parent Permit except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each of its Subsidiaries are in compliance in all material respects with the terms of all Parent Permits, and no event has occurred that, to the Knowledge of Parent, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any Parent Permit, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2006, all applications, submissions, information and data utilized by Parent or Parent’s Subsidiaries as the basis for, or submitted by or, to the Knowledge of Parent, on behalf of Parent or Parent’s Subsidiaries in connection with, any and all requests for a Parent Permit relating to Parent or any of its Subsidiaries, and its respective business and Parent Products, when submitted a Parent Regulatory Agency, were true and correct in all material respects as of the date of submission, and any updates, changes, corrections or modification to such applications, submissions, information and data required under applicable Laws have been submitted to the Parent Regulatory Agency.

(c) Since January 1, 2006, neither Parent, nor any of its Subsidiaries, has committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for a Parent Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, or similar policies, set forth in any applicable Laws, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d) For the avoidance of doubt, the provisions of this Section 4.17 do not apply to Environmental Laws or Environmental Permits.

SECTION 4.18 No Additional Representations.

(a) Except for the representations and warranties made by Parent and Merger Subs in this Article IV, none of Parent, either Merger Sub or any other Person makes any express or implied representation or warranty with respect to Parent and Merger Subs or their respective Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, none of Parent, Merger Subs or any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent, either Merger Sub or any of their respective Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Parent and Merger Subs in this Article IV, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent and Merger Subs, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Parent and Merger Subs each acknowledge and agree that it (i) has had the opportunity to meet with the management of the Company and to discuss the business, assets and liabilities of the Company and its Subsidiaries, (ii) has been afforded the opportunity to ask questions of and receive answers from officers of the Company, and (iii) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses, assets, liabilities and the transactions contemplated by this Agreement.

(c) Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Subs acknowledges and agrees that neither the Company nor any Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article III hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, Merger Sub or any of their respective Representatives. Without limiting the generality of the foregoing, each of Parent and Merger Subs acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent, Merger Subs or any of their respective Representatives.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 5.1 Ordinary Course. The Company covenants and agrees as to itself and its Subsidiaries that, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement, except as specifically permitted by any other provision of this Agreement (or as set forth in Section 5.1 of the Company Disclosure Letter) or required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries or except with Parent’s prior written approval (not to be unreasonably withheld, conditioned or delayed), the business of it and its Subsidiaries shall be conducted in the ordinary and usual course consistent with the Company’s past practice and, to the extent consistent therewith, the Company and its Subsidiaries shall use their reasonable best efforts to (i) preserve their assets, (ii) keep available the services of current officers, key employees and consultants of the Company and each of its Subsidiaries, (iii) preserve the Company’s business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, and lessors, and (iv) comply in all material respects with all applicable Laws. Without limiting the generality of the foregoing, and as an extension thereof, except as specifically permitted by any other provision of this Agreement (or as set forth in Section 5.1 of the Company Disclosure Letter) or required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company, or the terms of any Contract binding upon the Company or any of its Subsidiaries, the compliance with which shall not cause the Company to be in material non-compliance with this Section 5.1, the Company shall not, and shall not permit any of its Subsidiaries to, from the date of this Agreement until the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed):

(a) amend or propose to amend the articles of incorporation or bylaws or other comparable governing instruments of the Company or any of its Significant Subsidiaries;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, or based on the value of, any shares of its capital stock of any class or any Equity Interest, voting debt of the Company or any of its Subsidiaries, other than the issuance of shares upon the exercise of Options or the settlement of RSUs outstanding as of the date hereof, in each case in accordance with the terms of the applicable Company Stock Plan and related award agreements;

(c) other than pursuant to cash management or investment portfolio activities in the ordinary course of business, acquire (including by merger, consolidation, or acquisition of stock or assets or Intellectual Property or any other business combination) any ownership interest in any corporation, partnership, other business organization or any division thereof or any assets or interest in any assets from any other Person for consideration valued in excess of $500,000.00 individually or $1,000,000.00 in the aggregate (with the valuation of any contingent consideration being determined in accordance with the valuation methodology used by the

Company in connection with determining the need to make a notification under the HSR Act (without regard to whether payments are being made with respect to assets within or outside the United States));

(d) enter into any strategic licensing, joint venture, collaboration, alliance, co-promotion or similar agreement that involves payments by the Company to third parties in excess of $200,000.00 individually or $500,000.00 in the aggregate for all such contracts, provided, that no such agreement would (i) constitute a Company Material Contract, (ii) limit or restrict the Company or its Subsidiaries or the Parent or any of its Affiliates (including the Surviving Corporation) or any successor thereto, in each case, after the Effective Time, from engaging or competing in, or require any of them to work exclusively with the party to such agreement in, any material line of business or in any material geographic area, other than any limitation or restriction which the Company shall have the right to terminate upon a change of control at no cost and with no such continuing material restrictions or obligations to the Company or Parent or any of their respective Subsidiaries; or (iii) be reasonably expected to interfere with the parties’ ability to consummate the Mergers;

(e)(i) purchase financial instruments that at the time of purchase qualify as Level III assets (as defined in FASB 157); (ii) change in a material manner the average duration of the Company’s investment portfolio or the average credit quality of such portfolio, except for changes that would reduce investment risk in such portfolio; (iii) materially change investment guidelines with respect to the Company’s investment portfolio except for changes that would reduce investment risk of the Company’s investment portfolio; (iv) hypothecate, repo, encumber or otherwise pledge assets in the Company’s investment portfolio; or (v) invest new surplus cash from operations in securities other than short-term liquid securities permitted by Parent’s investment guidelines (which shall be implemented by the Company with respect to such new surplus cash as soon as practicable after the date hereof);

(f) enter into interest rate swaps, foreign exchange or commodity agreements and other similar hedging arrangements other than for purposes of offsetting a bona fide exposure (including counterparty risk);

(g) merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than any such transaction between or among direct or indirect wholly-owned Subsidiaries of the Company that would not result in material adverse tax consequences or material loss of tax benefits or loss of any material asset (including Intellectual Property);

(h) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets (including Intellectual Property) of the Company or any of its Subsidiaries to any third party, except (i) pursuant to existing Contracts or commitments, (ii) for the sale of goods and services in the ordinary course of business consistent with past practice, (iii) transactions involving property or assets of the Company or any of its Subsidiaries having a value no greater than $500,000.00 in the aggregate for all such transfers (with the valuation of any contingent consideration being determined in accordance with the valuation methodology used by the Company in connection with determining the need to make a notification under the HSR Act (without regard to whether payments are being made with respect to assets within or outside the United States)), (iv) in connection with any waiver, release, assignment, settlement, compromise of litigation otherwise permitted under this Section 5.1, or (v) in connection with cash management or investment portfolio activities in the ordinary course of business;

(i) split, combine, reclassify, subdivide or amend the terms of its outstanding shares of capital stock or any other securities of the Company or enter into any agreement with respect to voting of any of its capital stock or any securities convertible into or exchangeable for such shares;

(j) declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, in respect of the capital stock of the Company or any of its Subsidiaries, except between or among direct or indirect wholly-owned Subsidiaries of the Company;

(k) purchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire any shares of its capital stock, any securities convertible or exchangeable or exercisable for any shares of capital stock or any other securities, except for purchases, redemptions or other acquisitions of capital stock or other securities (i) required by the terms of the Company Stock Plans, (ii) in order to pay Taxes or satisfy withholding obligations in respect of such Taxes in connection with the exercise of Company Stock Options or vesting of RSUs or the lapse of restrictions in respect of any other Equity Interests in the Company, in each case pursuant to the terms of the Company Stock Plans, or (iii) required by the terms of any plans, arrangements or agreements existing on the date hereof and disclosed in Section 3.11(a) of the Company Disclosure Letter between the Company or any of its Subsidiaries and any director or employee of the Company or any of its Subsidiaries;

(l) incur any indebtedness for borrowed money or issue any debt securities or warrants or other rights to acquire debt securities of the Company or any of its Subsidiaries or assume, guarantee or endorse, as an accommodation or otherwise, the obligations of any other Person for borrowed money, in each case other than for borrowing under the Company’s existing working capital facilities and existing letter of credit facilities in the ordinary course;

(m) make any loans or capital contributions to, or investments in, any Person, except for (i) loans and capital contributions to, or investments in, Subsidiaries organized under the laws of one of the United States, (ii) with respect to Subsidiaries organized under the laws of a jurisdiction other than one of the United States (a “Foreign Subsidiary”), (a) loans or capital contributions to, or investments in, Foreign Subsidiaries which are made in the ordinary course of business for the normal business operations of each such Foreign Subsidiary, consistent with past practice, and (b) additional loans or capital contributions to, or investments in, Foreign Subsidiaries in an amount not to exceed $250,000.00 in the aggregate for all Foreign Subsidiaries (but excluding from the limitation in this clause (b) such loans or capital contributions to, or investments in, one Foreign Subsidiary made by another Foreign Subsidiary), (iii) cash management or investment portfolio activities in the ordinary course of business and consistently with the Company’s obligations under Section 5.1(e), and (iv) in connection with a transaction permitted under Section 5.1(c) or (d);

(n) make or agree to make any capital expenditures or commit to any capital projects in excess of $500,000.00 in the aggregate for all such capital expenditures and projects, other than the capital expenditures and capital projects described in Section 5.1(n) of the Company Disclosure Letter (it being understood that any excess over such amount attributable solely to foreign exchange fluctuation shall not be deemed to violate this clause);

(o) terminate, cancel, renew, or request or agree to any material amendment or material modification to, material change in, or material waiver under, any Company Material Contract, or enter into or materially amend any Contract that, if existing on the date hereof, would be a Company Material Contract (in each case, excluding the Company Material Contracts identified in Section 3.10(a)(ii) (except for any amendment that would expand the limitations or restrictions referenced therein));

(p) enter into an employment agreement or relationship with any Person who earns an annual rate of base salary of more than or equal to $150,000.00 (other than with respect to employees hired pursuant to offers of employment outstanding on the date hereof);

(q) enter into, modify, amend or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (i) impair the ability of the Company to perform its obligations under this Agreement in any material respect or (ii) prevent or materially delay or impair the consummation of the Mergers and the other transactions contemplated by this Agreement;

(r) except as required pursuant to any Company Benefit Plans, Foreign Benefit Plans, Collective Bargaining Agreements, the terms of this Agreement or any applicable Law: (i) grant or provide, or adopt a plan or enter into any agreement or agreements intended to grant or provide, any retention, change in control, severance or termination payments or benefits to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, (ii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, except for increases in base salary, in the ordinary course of business consistent with past practice for promoted employees who are not officers and whose new position fills a vacancy, that do not exceed three percent (3%), (iii) establish, adopt, amend or terminate any Company Benefit Plan or amend the terms of any outstanding equity-based awards, (iv) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (v) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, or (vi) issue or forgive any loans to directors, officers, employees, contractors or any of their respective Affiliates except for any such issuance that would not violate the Sarbanes-Oxley Act and is consistent with past practice and policy;

(s) pre-pay any long-term indebtedness for borrowed money or change the terms or extend the maturity thereof (including providing cash cover under any letter of credit otherwise than as required to do so under such facility), other than borrowings under its existing working capital facilities;

(t) make any material change in its method of accounting or its accounting practices, policies or principles, unless required by Law, a Governmental Entity or GAAP, and neither the Company nor any of its Subsidiaries shall (i) change its fiscal year, (ii) make, change or revoke any material United States Tax election, or (iii) settle or compromise any Tax claim where the amount of cash to be paid to the relevant taxing authority upon such settlement or compromise of such claim exceeds $50,000.00 above any amount reserved for such claim in the latest Company Financial Statements;

(u) waive, release, assign, settle or compromise any claim the resolution of which (i) would involve the payment by the Company of an amount in excess of $1,000,000.00 in the aggregate or (ii) would involve the imposition of injunctive relief against the Company that would materially limit or restrict the business of Parent and its Subsidiaries (including the Surviving Corporation) following the Effective Time; or

(v) authorize or enter into an agreement to do any of the foregoing.

SECTION 5.2 Governmental Filings.

(a) The Company agrees that, between the date of this Agreement and the Effective Time, the information supplied by the Company in writing expressly for inclusion or incorporation by reference in the Form S-4 (as defined in Section 6.1(a)) (and any amendment thereof or supplement thereto) will not, at the date filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made in the Proxy Statement based on information supplied by Parent or Merger Sub in writing expressly for inclusion therein.

(b) Parent and Merger Sub agree that, between the date of this Agreement and the Effective Time:

(i)	the information supplied by Parent or Merger Sub in writing expressly for inclusion or incorporation by reference in the Proxy Statement (as defined in Section 6.1(a)) (and any amendment thereof or supplement thereto) will not, at the date mailed to the Company’s shareholders and at the time of the meeting of the Company’s shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading;

(ii)	the Form S-4 (and any amendment thereof or supplement thereto) will not, when filed with the SEC, at the time of distribution or dissemination thereof to the shareholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Merger Sub with respect to statements made in the Form S-4 based on information supplied by the Company in writing expressly for inclusion therein. The Form S-4 will comply as to form in all material respects with the provisions of the Exchange Act, the rules and regulations thereunder and any other applicable federal securities Laws.

SECTION 5.3 Restrictions on Parent. Parent covenants and agrees as to itself and its Subsidiaries that, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement, except as specifically permitted by any other provision of this Agreement (or as set forth in Section 5.3 of the Parent Disclosure Letter) or required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or except with the Company’s prior written approval (not to be unreasonably withheld, conditioned or delayed), the business of it and its Subsidiaries shall be conducted in the ordinary and usual course consistent with Parent’s past practice and, to the extent consistent therewith, Parent and its Subsidiaries shall use their reasonable best efforts to (i) preserve their assets, (ii) preserve Parent’s business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors and lessors, and (iii) comply in all material respects with all applicable Laws. Without limiting the generality of the foregoing, and as an extension thereof, except as specifically permitted by any other provision of this Agreement (or as set forth in Section 5.3 of the Parent Disclosure Letter) or required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or the terms of any Contract binding upon Parent or any of its Subsidiaries, Parent shall not, and shall not permit any of its Subsidiaries to, from the date of this Agreement until the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed:

(a) acquire (including, by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, other business organization or any division thereof;

(b) merge or consolidate Parent with any Person (other than a merger of a Subsidiary into Parent) or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent;

(c) purchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire any shares of its capital stock, any securities convertible or exchangeable or exercisable for any shares of capital stock or any other securities, for consideration in excess of $5,000,000.00 in the aggregate, other than any purchase, redemption or other acquisition (i) required by the terms of the Parent Benefit Plans, (ii) in order to pay

Taxes or satisfy withholding obligations in respect of such Taxes in connection with the exercise of Parent stock options, the lapse of restrictions or settlement of awards granted pursuant to the Parent Benefit Plans or (iii) required by the terms of any plans, arrangements or agreements existing on the date hereof between the Parent or any of its Subsidiaries and any director or employee of the Parent or any of its Subsidiaries;

(d) declare, set aside, make or pay any dividend or other distribution, whether payable in cash, stock, property or otherwise, in respect of the capital stock of Parent or any of its Subsidiaries;

(e) enter into, modify, amend or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (i) impair the ability of Parent to perform its obligations under this Agreement in any material respect or (ii) prevent or materially delay or impair the consummation of the Mergers and the other transactions contemplated by this Agreement; or

(f) authorize or enter into an agreement to do any of the foregoing.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.1 Preparation of Proxy Statement; Shareholders Meeting.

(a) As promptly as reasonably practicable following the date hereof, the Company shall prepare (with Parent’s reasonable cooperation) and file with the SEC a proxy statement to be sent to the shareholders of the Company in connection with the Company Shareholder Meeting (such proxy statement, and any amendments or supplements thereto, the “Proxy Statement”) and Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a registration statement on Form S-4 with respect to the issuance of Parent Common Stock in the Merger (such registration statement, and any amendments or supplements thereto, the “Form S-4”). The Form S-4 and the Proxy Statement shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder and other applicable Law. Each of Parent and the Company shall use reasonable best efforts to have the Form S-4 declared effective by the SEC as promptly as practicable after the filing thereof and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby. Parent and the Company shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments and advise the other party of any oral comments, with respect to the Form S-4 and Proxy Statement received from the SEC. Parent shall provide the Company with a reasonable opportunity to review and comment on the Form S-4, and any amendment or supplement thereto, prior to filing such with the SEC, and will promptly provide the Company with a copy of all such filings made with the SEC. The Company shall provide Parent with a reasonable opportunity to review and comment on the Proxy Statement, and any amendment or supplement thereto, prior to filing such with the SEC, and will promptly provide Parent with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Form S-4 or the Proxy Statement shall be made without the approval of Parent and the Company, which approval shall not be unreasonably withheld, conditioned or delayed; provided, that with respect to documents filed by a party which are incorporated by reference in the Form S-4 or Proxy Statement, this right of approval shall apply only with respect to information relating to the other party or its business, financial condition or results of operations; and provided, further, that the Company, in connection with a Change in the Company Recommendation (as defined in Section 6.1(b)), may amend or supplement the Proxy Statement (including by incorporation by reference) pursuant to a Qualifying Amendment to effect such a Change in the Company Recommendation. The Company will use reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities Laws in connection with the issuance of Parent Common Stock and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Form S-4, and the Company will advise Parent, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by Law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the shareholders of the Company.

(b) The Company shall duly take all lawful action to call, give notice of, convene and hold a meeting of shareholders of the Company on a date as soon as reasonably practicable following the effectiveness of the Form S-4 (“Company Shareholder Meeting”) for the purpose of obtaining the Company Requisite Vote; provided, however, that the Company shall be permitted to delay or postpone convening the Company Shareholder Meeting to the extent the Board of Directors of the Company or any committee thereof, after consultation with outside legal counsel, reasonably believes that such delay or postponement is consistent with its fiduciary duties under applicable Law. The Board of Directors of the Company shall recommend adoption of this Agreement by the shareholders of the Company to the effect as set forth in Section 3.3(b) (the “Company Recommendation”), and shall not (x) withdraw, modify or qualify (or publicly propose to withdraw, modify or qualify) in any manner adverse to Parent such recommendation or (y) approve, adopt or recommend any Acquisition Proposal (any action described in clauses (x) or (y) being referred to herein as a “Change in the Company Recommendation”); provided the foregoing shall not prohibit accurate disclosure (and such disclosure shall not be deemed to be a Change in the Company Recommendation) of factual information regarding the business, financial condition or results of operations of Parent or the Company or the fact that an Acquisition Proposal has been made, the identity of the party making such proposal or the material terms of such proposal in the Proxy Statement or otherwise, to the extent the Company in good faith determines that such information, facts, identity or terms is required to be disclosed under applicable Law; provided further, that the Board of Directors of the Company may make a Change in the Company Recommendation pursuant to Section 6.4(d).

(c) The Company and Parent shall coordinate and cooperate in connection with (i) the preparation of the Form S-4, the Proxy Statement and any other filings that are required to consummate the Mergers and any related transactions contemplated hereby, (ii) determining whether any action by or in respect of, or filing with, any Governmental Entity is required (or any actions are required to be taken under, or consents, approvals or waivers are required to be obtained from parties to, any Company Material Contracts and Company Benefit Plans) in connection with the Mergers or the other transactions contemplated by this Agreement, and (iii) using reasonable best efforts to timely take any such actions (including seeking any such consents, approvals or waivers) or making any such filings or furnishing information required in connection therewith or with the Form S-4, the Proxy Statement or any other filings.

SECTION 6.2 Access to Information/Employees.

(a) Upon reasonable notice, and subject to applicable Law, the Company shall (and shall cause its Subsidiaries to) afford to the officers, employees, accountants, counsel, financial advisors, financing sources and other authorized Representatives of the Parent reasonable access during normal business hours and upon reasonable prior notice to the Company during the period prior to the Effective Time, to all its and its Subsidiaries’ properties, books, Contracts, commitments, records, officers and employees and, during such period as Parent may from time to time reasonably request, and during such period the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all other information concerning it, its Subsidiaries and each of their respective businesses, properties and personnel as Parent may reasonably request (including consultation with respect to litigation matters); provided, however, that the Company may restrict the foregoing access and the disclosure of information pursuant to Section 6.12 to the extent that (i) in the reasonable judgment of the Company, any Law applicable to the Company requires the Company or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) in the reasonable judgment of the Company, the information is subject to confidentiality obligations to a Third Party, (iii) such disclosure would result in disclosure of any trade secrets of Third Parties or (iv) disclosure of any such information or document could result in the loss of attorney-client privilege, work product protections or other applicable privileges (provided that the Company and/or its counsel shall use their reasonable best efforts to enter into such joint defense agreements or other arrangements, as appropriate, so as to allow for such disclosure in a manner that does not result in the loss of such privileges or protections); provided, however, that with respect to clauses (i) through (iv) of this Section 6.2(a), the Company shall use its commercially reasonable best efforts to (A) obtain the required consent of such Third Party to provide such access or disclosure or (B) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company.

(b) With respect to the information disclosed pursuant to Section 6.2(a) or Section 6.12, each of Parent and the Company shall comply with, and shall cause such party’s Representatives to comply with, all of its obligations under the Confidentiality Agreement, which agreement shall remain in full force and effect in accordance with its terms.

SECTION 6.3 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws and regulations to consummate the Mergers and the other transactions contemplated by this Agreement as soon as practicable after the date hereof, including (i) preparing and filing, in consultation with the other party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings, Tax ruling requests and other documents and to obtain as promptly as practicable all consents, clearances, waivers, licenses, orders, registrations, approvals, permits, Tax rulings and authorizations necessary or advisable to be obtained from any Third Party and/or any Governmental Entity in order to consummate the Mergers or any of the other transactions contemplated by this Agreement and (ii) taking all reasonable steps as may be necessary to obtain all such material consents, clearances, waivers, licenses, registrations, permits, authorizations, Tax rulings, orders and approvals. In furtherance and not in limitation of the foregoing, each party hereto agrees to make or cause to be made, in consultation and cooperation with the other and as promptly as practicable and advisable after the date hereof (and, in any event, within fifteen (15) Business Days following the date hereof), (A) an appropriate filing of a Notification and Report Form pursuant to the HSR Act, and (B) all other necessary registrations, declarations, notices and filings relating to the Mergers with other Governmental Entities under any other antitrust, competition, trade regulation or other Regulatory Law with respect to the transactions contemplated hereby and to respond to any inquiries received and supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other Regulatory Law and to take all other actions reasonably necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Regulatory Law as soon as practicable and not extend any waiting period under the HSR Act or any other Regulatory Law or enter into any agreement with a Governmental Entity not to consummate the transactions contemplated by this Agreement, except with the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. If necessary to obtain any regulatory approval pursuant to any Regulatory Law, or if any administrative or judicial Action, including any Action by a private party, is instituted (or threatened to be instituted by a Governmental Entity), challenging the Merger or any other transaction contemplated by this Agreement as violative of any Regulatory Law, each of Parent and the Company shall cooperate with each other to (x) obtain any regulatory approval, (y) contest and resist any such Action, or (z) avoid the entry of or have vacated or terminated, lifted, reversed or overturned any decree, judgment, injunction, or other order (whether temporary, preliminary or permanent) that would restrain, prevent or delay the Closing or the other transactions contemplated herein. Parent shall be responsible for all filing fees and local counsel fees relating to any filings contemplated in the foregoing.

(b) To the extent permissible under applicable Law, each of Parent and the Company shall, in connection with the efforts referenced in Section 6.3(a) to obtain all requisite approvals, clearances and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Regulatory Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, (iii) permit the other party, or the other party’s legal counsel, to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the DOJ, the FTC or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, (iv) give the other party the opportunity to attend and participate in such meetings and conferences to the extent allowed by applicable Law or by the applicable Governmental Entity, (v) in the event one party is prohibited by applicable Law or by the applicable Governmental Entity from participating in or attending any meetings or conferences, keep the other promptly and reasonably apprised with respect thereto and (vi) cooperate in the filing of any memoranda, white papers, filings, correspondence, or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Entity.

(c) If any objections are asserted with respect to the transactions contemplated hereby under any Regulatory Law or if any suit or proceeding, whether judicial or administrative, is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Regulatory Law, each of Parent and the Company shall use its reasonable best efforts to: (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the transactions contemplated herein), and/or (ii) take such action as reasonably necessary to overturn any regulatory action by any Government Entity to block consummation of this Agreement (and the transactions contemplated herein), including by defending any suit, action, or other legal proceeding brought by any Governmental Entity in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such Regulatory Law so as to permit consummation of the transactions contemplated by this Agreement, provided that Parent and Company shall cooperate with one another in connection with all proceedings related to the foregoing and Parent shall have final decision-making authority on any action or decision required to insure that Parent can meet its obligations in this Section 6.3 and its ability to consummate the transaction.

(d) Notwithstanding the foregoing, and subject to Section 6.3(e), Parent shall and, shall cause its Subsidiaries to, propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of Parent or any of its Subsidiaries, or effective as of the Effective Time, the Company or its Subsidiaries, or otherwise offer to take or offer to commit to take any action (including any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of Parent, any of its Subsidiaries, the Surviving Corporation or its Subsidiaries) which it is lawfully capable of taking and if the offer is accepted, take or commit to take such action, in each case, as may be required in order to avoid the commencement of any Action to prohibit the Merger or any other transaction contemplated by this Agreement, or if already commenced, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Action so as to enable the Closing to occur as soon as reasonably possible (and in any event, not later than the Termination Date).

(e) Notwithstanding anything in this Agreement to the contrary, the Company shall not, without the consent of Parent, publicly or before any Governmental Entity or other third party, offer, suggest, propose or negotiate, and shall not commit to or effect, by consent decree, hold separate order or otherwise, any sale, divestiture, disposition, prohibition or limitation or other action of a type described in Section 6.3(d).

SECTION 6.4 Acquisition Proposals.

(a) The Company agrees that it shall not and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer from a Third Party relating to any Acquisition Proposal, (ii) enter into or participate in any substantive discussion or negotiation with respect to, or provide any confidential information or data to any Person relating to, an Acquisition Proposal, (iii) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar Contract relating to an Acquisition Proposal or enter into any Contract or agreement in principle requiring the Company to abandon, terminate or breach its obligations hereunder or fail to consummate the transactions contemplated hereby, (iv) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a Third Party becoming an “interested shareholder” under, the PBCL), or any restrictive provision of any applicable anti-takeover provision in the Company’s articles of incorporation or bylaws, inapplicable to any transactions contemplated by an Acquisition Proposal (and, to the extent permitted thereunder, the Company shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted, to any Person other than Parent or any of Parent’s Affiliates, under any such provisions) or (v) resolve, propose or agree to do any of the foregoing. The Company shall immediately cease and cause to be terminated any solicitation, discussion or negotiation with any Persons conducted prior to the execution of this Agreement by the Company, its Subsidiaries or any of the Company’s Representatives with respect to any Acquisition Proposal and shall promptly request the return or destruction of all confidential information provided by or on behalf of the Company or any of its Subsidiaries to such Person in connection with the consideration of any Acquisition Proposal to the extent that the Company is entitled to have such documents returned or destroyed.

(b) Notwithstanding anything to the contrary contained in Section 6.4(a), if at any time following the date hereof and prior to the time on which the Company has received the Company Requisite Vote, (i) in response to an unsolicited Acquisition Proposal or any inquiry relating to a potential Acquisition Proposal made or received after the date of this Agreement from a Third Party whom the Company’s Board of Directors determines, in good faith, is credible and is reasonably capable of making a Superior Proposal (an “Inquiry”), in each case, under circumstances not involving a breach of Section 6.4(a) in any material respect, the Company may furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal or Inquiry and (ii) participate in discussions or negotiations with the Person making such Acquisition Proposal or Inquiry; provided that the Company (A) will not, and will not allow the Company’s Subsidiaries and the Company’s Representatives to, disclose any information to such Person without first entering into a confidentiality agreement with terms overall no less favorable to the Company than those contained in the Confidentiality Agreement and (B) will, subject to applicable Law, promptly provide to Parent any information concerning the Company or its Subsidiaries provided to such other Person which was not previously provided to Parent.

(c) The Company shall promptly notify Parent in writing of any Acquisition Proposal or Inquiry (and in no event later than 24 hours following the Company’s, any of its Subsidiaries’ or any Representative’s receipt of the Acquisition Proposal or Inquiry), such notice to include the identity of the Person making such Acquisition Proposal or Inquiry and a copy of such Acquisition Proposal or Inquiry, including draft agreements or term sheets submitted in connection therewith (or, where no such copy is available, a reasonably detailed description of such Acquisition Proposal or Inquiry), including any modifications thereto. The Company shall keep Parent reasonably informed on a reasonably current basis of the status of any material developments with respect to an Acquisition Proposal or Inquiry and shall provide Parent with copies of all written inquiries and correspondence with respect to such Acquisition Proposal or Inquiry no later than 24 hours following the receipt thereof. The Company shall not, and shall cause the Company’s Subsidiaries not to, enter into any Contract with any Person subsequent to the date of this Agreement, and neither the Company nor any of its Subsidiaries is party to any Contract, in each case, that prohibits the Company from providing such information to Parent. The Company shall not, and shall cause the Company’s Subsidiaries not to, terminate, waive, amend or modify, or grant permission under, the standstill provisions of any agreement to which the Company or any of its Subsidiaries is a party which prohibits the counterparty from making, effecting, entering into, making or participating in any solicitation of proxies in respect of, seeking, proposing or otherwise acting alone or in concert with others, to influence the management or Board of the Directors of the Company with respect to, or advising, assisting, knowingly encouraging or acting as a financing source for, an Acquisition Proposal. The Company shall, and shall cause its Subsidiaries to, enforce the standstill provisions of any such agreement, and the Company shall, and shall cause its Subsidiaries to, immediately take all steps necessary to terminate any waiver that may have been heretofore granted, to any Person other than Parent or any of Parent’s Affiliates, under any such provisions except, in each case, if the Board of Directors concludes in good faith, after consultation with outside counsel, that the failure to take such action could reasonably be determined to be inconsistent with its fiduciary duties under applicable Law.

(d) Notwithstanding anything in this Agreement to the contrary, the Company’s Board of Directors may at any time prior to the time that the Company receives the Company Requisite Vote (i) effect a Change in the Company Recommendation in response to an Intervening Event if the Company’s Board of Directors concludes in good faith, after consultation with outside counsel, that the failure to take such action could reasonably be determined to be inconsistent with its fiduciary duties under applicable Law, (ii) effect a Change in the Company Recommendation in response to an Acquisition Proposal if the Company’s Board of Directors concludes in good faith, after consultation with outside counsel, that the failure to take such action could reasonably be determined to be inconsistent with its fiduciary duties under applicable Law, and/or (iii) if the Company receives an Acquisition Proposal which the Company’s Board of Directors concludes in good faith, after consultation with outside counsel and the Company’s financial advisors, constitutes a Superior Proposal, terminate this Agreement pursuant to Section 8.1(h) to enter into a definitive agreement with respect to such Superior Proposal (the “Alternative Acquisition Agreement”); provided, however, that (A) the Company shall have provided prior written notice to Parent at least five (5) Business Days in advance of its intention to take any such action referred to in clause (i), (ii) and (iii), (B) the Company has negotiated in good faith with Parent since the delivery of such notice to amend the terms of this Agreement so that the Superior Proposal would no longer constitute a Superior Proposal, and (C) the Acquisition Proposal remains a Superior Proposal.

(e) Nothing contained in this Section 6.4 shall prohibit the Company’s Board of Directors from (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to the Company’s shareholders if the Board of Directors of the Company determined in good faith, after consultation with its outside counsel, that the failure to make such disclosure could reasonably be determined to be inconsistent with applicable Law; provided, however, that any disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, an express rejection of any applicable Acquisition Proposal or an express reaffirmation of its recommendation to its shareholders in favor of the Merger shall be deemed to be a Change in the Company Recommendation.

For purposes of this Agreement, “Acquisition Proposal” means any offer or proposal by any Third Party concerning any (i) merger, consolidation, other business combination or similar transaction involving the Company or any of its Subsidiaries, pursuant to which such Person would own 15% or more of the consolidated assets, revenues or net income of the Company and its Subsidiaries, taken as a whole, (ii) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of the Company (including Equity Interests of any of its Subsidiaries) or any Subsidiary of the Company representing 15% or more of the consolidated assets, revenues or net income of the Company and its Subsidiaries, taken as a whole, (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing 15% or more of the voting power of the Company, (iv) transaction or series of transactions in which any Person will acquire beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing 15% or more of the voting power of the Company or (v) any combination of the foregoing.

For purposes of this Agreement, “Superior Proposal” shall mean a bona fide written Acquisition Proposal (except the references therein to “15%” shall be replaced by “50%”), which, in the good faith judgment of the Company’s Board of Directors (after consultation with the Company’s financial advisors and outside counsel), taking into account the various legal, financial and regulatory aspects of the proposal, including the financing terms thereof, and the Person making such proposal (i) if accepted, is reasonably likely to be consummated, and (ii) if consummated would result in a transaction that is more favorable than the Merger and the transactions contemplated hereby to the Company’s shareholders, from a financial point of view.

SECTION 6.5 Fees and Expenses. Except as otherwise set forth in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne solely and entirely by the party incurring such Expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all costs and expenses (other than attorneys’ and accountants’ fees and expenses) incurred in relation to printing and filing and, as applicable, mailing the Form S-4 and Proxy Statement and any amendments or supplements thereto and all SEC and other regulatory filing fees incurred in connection with the Form S-4 and Proxy Statement.

SECTION 6.6 Employee Benefits Matters.

(a) Subject to Section 6.6(d), from and after the Effective Time until the first anniversary of the Effective Time (the “Benefits Continuation Period”), Parent shall provide, or shall cause the Surviving Corporation to provide, to each employee who was employed by the Company or its Subsidiaries as of the Effective Time (“Covered Employee”): (i) the same base salary, short term cash incentives and severance benefits provided by the Company or its Subsidiaries as of the Effective Time, as well as comparable health, life and disability insurance, 401(k) and deferred compensation benefits provided by the Company or its Subsidiaries as of the Effective Time under the applicable Company Benefit Plan (not taking into account for purposes of this Section 6.6(a) only, participation in the Company’s Long Term Incentive Plan, any sales commission plans and any changes to a Covered Employee’s title only), and (ii) severance benefits which are no less advantageous than those offered to Covered Employees under the applicable Company Benefit Plan, Company policy or practice; provided, however, that (A) the foregoing covenants shall not take into account any change in control or transaction-based retention, transition, stay or similar bonus arrangements for purposes of defining either annual incentive and bonus opportunities or employee benefits (as used in this Section 6.6(a)); and (B) with respect to any Covered Employees based outside the United States, Parent’s obligations under this Section 6.6(a) shall be modified to the extent necessary to comply with applicable Laws of the foreign countries and political subdivisions thereof in which such employees are based.

(b) From and after the Effective Time, Parent shall honor, fulfill and discharge, or shall cause the Surviving Corporation to honor, fulfill and discharge, in accordance with its respective terms as in effect as of the date hereof or as may be amended or terminated after the date hereof with the prior written consent of Parent, each of the written employment, change in control, severance and termination agreements between the Company or any of its Subsidiaries and any director, officer or employee of such company listed on Section 3.11(a) of the Company Disclosure Letter (the “CIC Severance Agreements”) and the obligations of Company and its Subsidiaries as of the Effective Time under each deferred compensation plan or agreement listed on Section 3.11(a) of the Company Disclosure Letter.

(c) With respect to any Parent Benefit Plans in which Covered Employees first become eligible to participate on or after the Effective Time (collectively, “New Benefit Plans”), Parent shall, or shall cause the Surviving Corporation to: (i) waive any pre-existing condition exclusions and waiting periods with respect to participation and coverage requirements applicable to Covered Employees under any such New Benefit Plans providing medical, dental or vision benefits to the same extent such limitation would have been waived or satisfied under the analogous Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, (ii) provide each Covered Employee with credit for any co-payments and deductibles paid prior to the Effective Time during the calendar year in which such Effective Time occurs (or if later, paid in the year in which such Covered Employee is first eligible to participate), to the same extent such credit was given under the analogous Company Benefit Plan prior to the Effective Time, in satisfying any applicable deductible or out-of-pocket requirements under any such New Benefit Plan in which the Covered Employee participates during the calendar year in which such Effective Time occurs (or if later, the year in which such Covered Employee is first eligible to participate) and (iii) recognize all service of each Covered Employee prior to the Effective Time to the Company, its Subsidiaries and any predecessor entities of the Company or any of its Subsidiaries (as well as service to Parent and its Affiliates (including the Surviving Corporation) after the Effective Time), for all purposes (including, but not limited to, eligibility to participate, vesting credit, entitlement to benefits and benefit accrual) of any New Benefit Plans (including those providing for vacation and paid time-off) in which any Covered Employee participates after the Effective Time; provided, however, that the foregoing shall not apply to the extent it would result in any duplication of benefits for the same period of service.

(d) Nothing in this Section 6.6 shall be construed to (i) limit the right of Parent or any of its Subsidiaries (including, following the Closing Date, the Surviving Corporation and its Subsidiaries) to amend or terminate any Company Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, or (ii) require Parent or any of its Subsidiaries (including, following the Closing Date, the Surviving Corporation and its Subsidiaries) to retain the employment of any particular Covered Employee for any fixed period of time following the Closing Date.

(e) Without limiting the generality of Section 9.5, the provisions of this Section 6.6 are solely for the benefit of the parties to this Agreement, and no current or former employee, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of the Agreement, and nothing herein shall be construed as an amendment to any Company Benefit Plan or other employee benefit plan for any purpose.

SECTION 6.7 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, (i) indemnify, defend and hold harmless, all past and present directors, officers and employees of the Company and its Subsidiaries (in all of their capacities) and all fiduciaries under any Company Benefit Plans (collectively, the “Indemnified Parties”) against any costs, expenses (including attorney’s fees and expenses and disbursements), judgments, fines, losses, claims damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was a director, officer, employee or fiduciary of the Company or any of its Subsidiaries or a fiduciary under any Company Benefit Plan or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer or employee of any other corporation, limited liability company, partnership, joint venture, trust or other business or non-profit enterprise (including an employee benefit plan) whether asserted or claimed prior to, at or after the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby), and provide advancement of expenses to the Indemnified Parties (within ten (10) days of receipt by Parent or the Surviving Corporation from an Indemnified Party of a request therefor), in all such cases to the same extent that such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by the Company pursuant to the Company’s articles of incorporation, bylaws and indemnification agreements, if any, or by any one of the Company’s Subsidiaries pursuant to such Subsidiary’s articles of incorporation, bylaws and indemnification agreements of any Subsidiary of the Company, if any, in existence on the date hereof, (ii) without limitation to clause (i), to the fullest extent permitted by applicable Law, include and cause to be maintained in effect in the Surviving Corporation’s (or any successor’s) articles of incorporation and bylaws for a period of six (6) years after the Effective Time, the current provisions regarding elimination of liability of directors, and indemnification of and advancement of expenses to directors, officers and employees of the Company, contained in the articles of incorporation and bylaws of the Company and (iii) not settle, compromise or consent to the entry of any judgment in any proceeding or threatened Action (and in which indemnification could be sought by an Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action or such Indemnified Party otherwise consents in writing, and cooperates in the defense of such proceeding or threatened Action. Prior to the Effective Time, Parent will use reasonable best efforts to obtain “tail” prepaid insurance policies with a claims period of at least six (6) years from and after the Effective Time from Parent’s or the Company’s current insurance carrier, or an insurance carrier with the same or better rating as the lower rated of Parent’s and the Company’s current insurance carrier, with respect to directors’ and officers’ liability insurance and fiduciary insurance (collectively, “D&O Insurance”), for the Indemnified Parties, with terms, conditions, retentions and levels of coverage at least as favorable as the Company’s existing D&O Insurance with respect to matters existing or occurring prior to the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby). If such “tail” prepaid insurance policies have been obtained, Parent shall, and shall cause the Surviving Corporation after the Effective Time, to maintain such policies in full force and effect, for its full term, and to continue to honor its respective obligations thereunder. If Parent for any reason fails to obtain such “tail” prepaid insurance policies prior to the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect, at no expense to the beneficiaries, for a period of at least six (6) years from and after the Effective Time for the Indemnified Parties, the D&O Insurance (provided that Parent (or any successor) may substitute therefor policies of at least the same terms, conditions, retentions and levels of coverage and amounts which are, in the aggregate, as favorable to the Indemnified Parties as provided in the existing policies as of the date of this Agreement) or, if such insurance is unavailable, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase the best available D&O Insurance for such six-year period from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to the Company’s existing D&O Insurance with terms, conditions, retentions and with levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement with respect to claims, actions, suits, proceedings or investigations, whether civil, criminal, administrative or investigative, arising out of or pertaining to facts or events that occurred prior to, at or after the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby). The foregoing notwithstanding, in no event will Parent or the Surviving Corporation be required to expend annually in excess of 250% of the annual premium currently paid by the Company for such coverage (and to the extent the annual premium would exceed 250% of the annual premium currently paid by the Company for such coverage, the Surviving Corporation shall use all reasonable efforts to cause to be maintained the maximum amount of coverage as is available for such 250% of such annual premium). The obligations of Parent and the Surviving Corporation under this Section 6.7 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 6.7 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 6.7 applies shall be third party beneficiaries of this Section 6.7, and this Section 6.7 shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives and shall be binding on all successors and assigns of Parent and the Surviving Corporation).

(b) If Parent or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent shall assume all of the obligations set forth in this Section 6.7.

(c) The rights of the Indemnified Parties under this Section 6.7 shall be in addition to any rights such Indemnified Parties may have under the articles of incorporation or bylaws of the Surviving Corporation or any of its Subsidiaries, or under any applicable Contracts or Laws, and Parent shall, and shall cause the Surviving Corporation to, honor and perform under all indemnification agreements entered into by the Company or any of its Subsidiaries.

SECTION 6.8 Public Announcements. Parent and the Company have agreed upon the form and substance of the press release to be issued by Parent, on the one hand, and the Company, on the other hand, announcing the execution of this Agreement and the Merger, which shall be issued promptly following the execution and delivery hereof. Subject to Section 6.1, each of Parent and the Company agrees that no public release, announcement, and/or other public statement with respect to the transactions contemplated hereby shall be issued prior to consulting with and considering in good faith the views of the other party, and except as such public release, announcement, and/or other public statement may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory body or Governmental Entity to which the relevant party is subject, in which case the party required to make the public release, announcement, and/or other public statement shall use its commercially reasonable efforts to allow each other party reasonable time to comment on such public release, announcement, and/or other public statement in advance of such issuance.

SECTION 6.9 Listing of Shares of Parent Common Stock. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger and such other shares to be reserved for issuance in connection with the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

SECTION 6.10 Dividends. Neither Parent nor the Company shall declare, set aside or pay any dividends with respect to their capital stock prior to the Effective Date or the termination of this Agreement.

SECTION 6.11 Section 16 Matters. Prior to the Effective Time, each of Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with the interpretive guidance set forth by the SEC.

SECTION 6.12 Company Cooperation on Certain Matters. After the date hereof and prior to the Effective Time, Parent and the Company shall establish a mechanism, subject to applicable Law, reasonably acceptable to both parties by which the parties will confer on a regular and continued basis regarding the general status of the ongoing operations of the Company and its Subsidiaries and integration planning matters and communicate and consult with specific persons to be identified by each party to the other with respect to the foregoing.

SECTION 6.13 Treatment of the Mergers as a “Reorganization” for Federal Income Tax Purposes. Parent, Merger Subs and the Company shall not take, and shall not permit any of the Subsidiaries (including, in the case of Parent and Merger Subs), Affiliates, Representatives or any “related person” (within the meaning of such term as used in Treasury Regulations Section 1.368 1) to take, any action that would prevent the Mergers, taken together in the manner described in Revenue Ruling 2001-46, from qualifying as a reorganization described in Section 368(a) of the Code. Merger Sub II will not, in connection with the transactions provided for herein, elect to be treated as a corporation for U.S. federal income tax purposes, be merged with or into any entity that is treated as other than an entity whose separate existence from Parent is disregarded for U.S. federal income tax purposes, transfer any portion of its assets to an entity that is treated as a corporation for U.S. federal income tax purposes or take any action that would cause it not to be treated as an entity whose separate existence from Parent is disregarded for U.S. federal income tax purposes. Parent will not, in connection with the transactions provided for herein, take any action which would cause Merger Sub II not to be treated as an entity whose separate existence from Parent is disregarded for U.S. federal income tax purposes. The parties hereto intend that the Mergers, taken together in the manner described in Revenue Ruling 2001-46, shall qualify as a reorganization described in Section 368(a) of the Code and shall not take income tax positions inconsistent with such qualification. For the avoidance of doubt, the parties hereto acknowledge that, in determining whether the payment of Merger Consideration and other relevant amounts pursuant to this Agreement satisfy the continuity of interest requirement of Treasury Regulation Section 1.368-1(e), the “signing date rule” of Treasury Regulation Section 1.368-1T(e)(2) shall be inapplicable to the valuation of Parent Common Stock. Accordingly, for such continuity of interest testing purposes, Parent Common Stock shall be valued either (i) as of the Effective Date if the Effective Time occurs when Nasdaq has opened for trading on the Effective Date, or (ii) as of the Business Day immediately preceding the Effective Date if the Effective Time occurs when Nasdaq has not yet opened for trading on the Effective Date.

ARTICLE VII

CONDITIONS PRECEDENT

SECTION 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver (to the extent permitted by Law) on or prior to the Closing Date of the following conditions:

(a) Shareholder Approval. The Company shall have obtained the Company Requisite Vote.

(b) No Injunctions or Restraints; Illegality. No Laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order, judgment, decision, opinion or decree issued by a court or other Governmental Entity of competent jurisdiction shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(c) Regulatory Matters. Each waiting period (and any extension thereof) applicable to the Merger under the HSR Act or any other applicable competition, antitrust or Regulatory Law shall have been terminated or shall have expired or clearance or approval shall have otherwise have been obtained or granted.

(d) Nasdaq Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(e) Effectiveness of the Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall be in effect and no proceedings for that purpose shall be pending before the SEC.

SECTION 7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of, or waiver by Parent, on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company contained in Section 3.1 (Organization, Good Standing and Qualification), Sections 3.2(a) and (b) (Capital Structure) and Section 3.3 (Corporate Authority) shall be true and correct other than in de minimis respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), (ii) the representation and warranty of the Company contained in Section 3.6(b) (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date and (iii) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any exception or qualification contained therein relating to materiality or a Company Material Adverse Effect) as of the date of this Agreement and as of the Closing Date, as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), except in the case of this clause (iii), where the failure of such other representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not be reasonably expected to have, a Company Material Adverse Effect. Parent shall have received a certificate of the chief executive officer or the chief financial officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all material agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date and Parent shall have received a certificate of the chief executive officer or the chief financial officer of the Company to such effect.

(c) Tax Opinion. Parent and Merger Sub shall have received an opinion from McDermott Will & Emery, on the basis of representations and warranties set forth or referred to in such opinion, dated as of the Closing Date, to the effect that the Mergers, taken together, will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations, warranties and covenants of officers of Parent, Merger Sub, Merger Sub II, the Company or others reasonably requested by such counsel. For the avoidance of doubt, such opinion shall acknowledge that, in determining whether the payment of the Merger Consideration and other relevant amounts pursuant to this Agreement satisfy the continuity of interest requirement of Treasury Regulation Section 1.368-1(e), the “signing date rule” of Treasury Regulation Section 1.368-1T(e)(2) shall be inapplicable to the valuation of Parent Common Stock. Accordingly, for such continuity of interest testing purposes, the opinion shall provide that Parent Common Stock shall be valued either (i) as of the Effective Date if the Effective Time occurs when Nasdaq has opened for trading on the Effective Date, or (ii) as of the Business Day immediately preceding the Effective Date if the Effective Time occurs when Nasdaq has not yet opened for trading on the Effective Date. Furthermore, for the purpose of determining whether the payment of the Merger Consideration and other relevant amounts pursuant to this Agreement satisfy the continuity of interest requirement of Treasury Regulation Section 1.368-1(e), the opinion shall assume that at least forty percent (40%) of such amounts must be payable in Parent Common Stock (as compared to cash or other consideration) in order for the Mergers to be treated as an integrated “reorganization” within the meaning of Section 368(a) of the Code. In the event that McDermott Will & Emery is unwilling to provide such opinion, Parent shall accept such opinion from Morgan, Lewis & Bockius LLP, if such firm will provide the same to Parent.

SECTION 7.3 Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction of, or waiver by the Company, on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Subs contained in Section 4.1 (Organization, Good Standing and Qualification), Section 4.2(a) and (b) (Capital Structure) and Section 4.3 (Corporate Authority) shall be true and correct other than in de minimis respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct in all material respects as of such earlier date), (ii) each of the representations and warranties of Parent and Merger Subs contained in Section 4.12(b) (Absence of Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date, and (iii) each of the other representations and warranties of Parent and Merger Subs contained in this Agreement shall be true and correct (without giving effect to any exception or qualification contained therein relating to materiality or a Parent Material Adverse Effect) as of the date of this Agreement and as of the Closing Date, as if made as of such date (except for those representations and warranties which address matters only as of an earlier date which shall have been true and correct as of such earlier date), except in the case of this clause (iii), where the failure of such other representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not be reasonably expected to have, a Parent Material Adverse Effect. The Company shall have received a certificate of the chief executive officer or the chief financial officer of Parent and Merger Subs to such effect.

(b) Performance of Obligations of Parent and Merger Subs. Parent and Merger Subs shall have performed or complied with in all material respects all material agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate of the chief executive officer or the chief financial officer of Parent and Merger Subs to such effect.

(c) Tax Opinion. The Company shall have received an opinion from Morgan, Lewis & Bockius LLP, on the basis of representations and warranties set forth or referred to in such opinion, dated as of the Closing Date, to the effect that the Mergers, taken together, will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel shall be entitled to receive and rely upon representations, warranties and covenants of officers of Parent, Merger Sub, Merger Sub II, the Company or others reasonably requested by such counsel. For the avoidance of doubt, such opinion shall acknowledge that, in determining whether the payment of the Merger Consideration and other relevant amounts pursuant to this Agreement satisfy the continuity of interest requirement of Treasury Regulation Section 1.368-1(e), the “signing date rule” of Treasury Regulation Section 1.368-1T(e)(2) shall be inapplicable to the valuation of Parent Common Stock. Accordingly, for such continuity of interest testing purposes, the opinion shall provide that Parent Common Stock shall be valued either (i) as of the Effective Date if the Effective Time occurs when Nasdaq has opened for trading on the Effective Date, or (ii) as of the Business Day immediately preceding the Effective Date if the Effective Time occurs when Nasdaq has not yet opened for trading on the Effective Date. Furthermore, for the purpose of determining whether the payment of the Merger Consideration and other relevant amounts pursuant to this Agreement satisfy the continuity of interest requirement of Treasury Regulation Section 1.368-1(e), the opinion shall assume that at least forty percent (40%) of such amounts must be payable in Parent Common Stock (as compared to cash or other consideration) in order for the Mergers to be treated as an integrated “reorganization” within the meaning of Section 368(a) of the Code. In the event that Morgan, Lewis & Bockius LLP is unwilling to provide such opinion, the Company shall accept such opinion from McDermott Will & Emery, if such firm will provide the same to the Company.

ARTICLE VIII

TERMINATION AND AMENDMENT

SECTION 8.1 General. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time notwithstanding approval thereof by the shareholders of the Company:

(a) by mutual written consent of Parent and the Company, by action of each of their respective Board of Directors;

(b) by either Parent or the Company, upon written notice to the other party, if the Merger shall not have been consummated on or prior to February 28, 2010 (such date, including any extensions thereof, the “Termination Date”); provided, however, that if a request for additional information is received from the FTC or the DOJ pursuant to the HSR Act, then such date shall be extended to the 30th day following certification by Parent and/or the Company, as applicable, that Parent and/or the Company, as applicable, have substantially complied with such request, but in any event not later than that date which is 270 calendar days after the date hereof; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose breach of any provision of this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before the Termination Date;

(c) by the Company, upon written notice to Parent, if Parent or Merger Subs (i) shall have breached any of the covenants or agreements contained in this Agreement to be complied with by Parent or Merger Subs such that the closing condition set forth in Section 7.3(b) would not be satisfied or (ii) there exists a breach of any representation or warranty of Parent or Merger Subs contained in this Agreement such that the closing condition set forth in Section 7.3(a) would not be satisfied, and, in the case of both (i) and (ii), such breach is incapable of being cured by the Termination Date;

(d) by Parent, upon written notice to the Company, if (i) the Company shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Company such that the closing condition set forth in Section 7.2(b) would not be satisfied or (ii) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the closing condition set forth in Section 7.2(a) would not be satisfied, and, in the case of both (i) and (ii), such breach is incapable of being cured by the Termination Date;

(e) by the Company or Parent, upon written notice to the other party, if a Governmental Entity of competent jurisdiction in the United States or the European Union shall have issued an order, judgment, decision, opinion, decree or ruling or taken any other action (which the party seeking to terminate shall have used its reasonable best efforts to resist, resolve, annul, quash, or lift, as applicable, subject to the provisions of Section 6.3) permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such order, decree, ruling or action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (e) has fulfilled its obligations under Section 6.3;

(f) by Parent, upon written notice to the Company, if (i) a Change in the Company Recommendation pursuant to either Section 6.4(d)(i) or Section 6.4(d)(ii) (or any action by any committee of the Company’s Board of Directors which, if taken by the Company’s full Board of Directors, would be a Change in the Company Recommendation pursuant to such Sections) shall have occurred, (ii) the Company or its Board of Directors (or any committee thereof) shall approve or recommend, or enter into or allow the Company or any of its Subsidiaries to enter into, a merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar Contract relating to an Acquisition Proposal, (iii) following the date any bona fide Acquisition Proposal or any material modification thereto is first published, sent or given to the shareholders of the Company, the Company fails to issue a press release that expressly reaffirms the Company Recommendation within ten (10) Business Days following Parent’s written request to do so (which request may be made by Parent one time following any such Acquisition Proposal or any material modifications thereto), (iv) if any tender offer or exchange offer is commenced by any Third Party with respect to the outstanding Company Common Stock prior to the time at which the Company receives the Company Requisite Vote, and the Company’s Board of Directors shall not have recommended that the Company’s shareholders reject such tender offer or exchange offer and not tender their Company Common Stock into such tender offer or exchange offer within ten (10) Business Days after commencement of such tender offer or exchange offer, unless the Company has issued a press release that expressly reaffirms the Company Recommendation within such ten (10) Business Day period, (v) the Company shall have failed to include the Company Recommendation in the Proxy Statement or (vi) the Company or its Board of Directors (or any committee thereof) shall publicly announce its intentions to do any of actions specified in this Section 8.1(f);

(g) by the Company or Parent, upon written notice to the other party, if the Company Shareholder Meeting has concluded (including any adjournment or postponement thereof) and the Company Requisite Vote shall not have been obtained; and

(h) by the Company, upon written notice to Parent, at any time prior to the time at which the Company receives the Company Requisite Vote, if the Board of Directors of the Company determines to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, but only if the Company (i) is not in material breach of Section 6.4, and (ii) shall concurrently with such termination enter into the Alternative Acquisition Agreement and the Company shall pay the Termination Fee and reimburse Parent’s Expenses pursuant to Section 8.2(b) concurrently with such termination.

SECTION 8.2 Obligations in Event of Termination.

(a) In the event of any termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become wholly void and of no further force and effect and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers or directors, except (i) with respect to Section 6.2(b), Section 6.5, this Section 8.2 and Article IX, which shall remain in full force and effect and (ii) with respect to any liabilities or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud or the willful and material breach by another party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

Notwithstanding the foregoing, to the extent Parent is entitled to receive a Termination Fee and reimbursement of its Expenses in connection with a termination of this Agreement pursuant to the provisions of this Section 8.2, Parent’s receipt thereof shall be the sole and exclusive remedy of Parent, Merger Subs and their Affiliates against the Company and any of its directors, officers, employees, agents, shareholders, assignees, representatives or Affiliates for any loss or damage suffered in connection with this Agreement or the transactions contemplated hereby. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act undertaken by the breaching party with the knowledge (actual or constructive) that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.

(b) In the event that this Agreement is terminated (i) by Parent pursuant to Section 8.1(d)(ii) and the basis for such termination is a willful and material breach in existence on the date hereof of any representation or warranty of the Company contained in this Agreement, (ii) by Parent pursuant to Section 8.1(d)(i) and the basis for such termination is a willful and material breach of covenants or agreements contained in this Agreement to be complied with by the Company, (iii) by Parent pursuant to Section 8.1(f) or (iv) by the Company pursuant to Section 8.1(h), the Company shall pay to Parent a termination fee of $7,500,000.00 (the “Termination Fee”) (x) in the case of a termination pursuant to Section 8.1(d)(ii) or Section 8.1(d)(i) under the circumstances contemplated by clauses (i) or (ii) above, respectively, promptly following a final determination that the Company’s willful and material breach contemplated by such clauses (i) or (ii) above caused the closing condition set forth in Section 7.2(a) or Section 7.2(b), respectively, not to be satisfied, (y) promptly (and in any event within two (2) Business Days)

following such termination, in the case of termination pursuant to Section 8.1(f), and (z) prior to or concurrently with such termination, in the case of termination pursuant to Section 8.1(h). In addition, the Company shall reimburse Parent’s Expenses actually incurred by Parent on or prior to the termination of this Agreement under the circumstances described in clauses (i), (ii), (iii) or (iv) above, provided however, that in no event shall the Company be required to reimburse Parent’s Expenses in excess of $4,500,000.00. Such reimbursement shall be paid promptly (and in any event within two (2) Business Days) following the Company’s receipt of an invoice therefor, provided that such invoice may not be rendered prior to the date that the applicable Termination Fee would be payable.

(c) In the event that this Agreement is terminated by Parent or the Company pursuant to Section 8.1(g), then the Company shall reimburse Parent’s Expenses actually incurred by Parent on or prior to the termination of this Agreement; provided however, that in no event shall the Company be required to reimburse Parent’s Expenses in excess of $4,500,000.00. Such reimbursement shall be paid promptly (and in any event within two (2) Business Days) following the Company’s receipt of an invoice therefor.

(d) In the event that this Agreement is terminated by Parent or the Company pursuant to Section 8.1(g) and (i) at any time after the date of this Agreement and prior to the taking of the vote to adopt this Agreement at the Company Shareholder Meeting an Acquisition Proposal shall have been publicly announced or publicly made known to the shareholders of the Company and shall not have been withdrawn prior to the taking of the vote to adopt this Agreement at the Company Shareholder Meeting and (ii) within twelve (12) months of such termination, the Company enters into a definitive agreement with any Third Party with respect to any Acquisition Proposal or any Acquisition Proposal with respect to the Company is consummated, then the Company shall pay to Parent, not later than two (2) Business Days after the earlier of the date any such agreement is entered into or any such Acquisition Proposal is consummated, an amount equal to the Termination Fee; provided, however, that for purposes of the definition of Acquisition Proposal in this Section 8.2(d), references to “15%” shall be replaced by “50%.”

(e) All payments under this Section 8.2 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent. In no event shall the Company be required to pay the Termination Fee or reimburse Parent’s Expenses on more than one occasion.

(f) If the Company shall fail to pay the Termination Fee or reimburse Parent’s Expenses, the Company shall reimburse Parent for all reasonable costs and expenses actually incurred or accrued by Parent (including reasonable Expenses of counsel) in connection with the collection under and enforcement of this Section 8.2 from the date such payment was required to be made until the date of payment at the prime lending rate prevailing during such period as published in The Wall Street Journal.

SECTION 8.3 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Company, but, after any such approval by the shareholders of the Company, no amendment shall be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 8.4 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any breach of or inaccuracy in the representations and warranties of the other contained herein or in any document delivered pursuant hereto and (iii) waive compliance by the other of any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver pursuant to the foregoing sentence shall be valid only if set forth in a written instrument signed on behalf of such party. In addition and notwithstanding the foregoing, if the Closing cannot occur as scheduled pursuant to Article I due to an act of God, war, terrorism, flood, banking moratorium or suspension of payments in respect of federal or state banks in the United States (whether or not mandatory), the Closing will automatically be postponed until the earliest date that is reasonably practicable following the conclusion of such event and if such date is after the Termination Date, then the Termination Date shall automatically be extended to such date, and in such case, all references to the term “Termination Date” in this Agreement shall mean such extended date. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.1 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein (including Section 6.7) that by their terms are to be performed in whole or in part after the Effective Time and this Article IX.

SECTION 9.2 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered or sent if delivered in person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (ii) on the fifth (5th) Business Day after dispatch by registered or certified mail, (iii) on the next Business Day if transmitted by national overnight courier or (iv) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case as follows:

(a) if to Parent, Merger Sub, or Merger Sub II to:

Sykes Enterprises, Incorporated

400 North Ashley Drive

Tampa, FL 33602

Attention: James T. Holder

Senior Vice President, General Counsel and Corporate Secretary

Facsimile: 813-470-3737

with a copy to:

Shumaker, Loop & Kendrick, LLP

Bank of America Plaza

101 East Kennedy Boulevard

Suite 2800

Tampa, FL 33602

Attention: Gregory C. Yadley

Facsimile: 813-229-1660

(b) if to the Company, to:

ICT Group, Inc.

100 Brandywine Boulevard

Newtown, PA 18940

Attention: Jeffrey C. Moore

Senior Vice President and Secretary

Facsimile: 267-685-5701

with a copy to:

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, Pennsylvania 19130

Attention: Richard B. Aldridge

Facsimile: 215-963-5001

SECTION 9.3 Headings. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

SECTION 9.5 Entire Agreement; No Third-Party Beneficiaries.

(a) This Agreement (including the Exhibits and Schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

(b) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.7 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

SECTION 9.6 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania (without giving effect to choice of law principles thereof).

SECTION 9.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Notwithstanding the foregoing, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 9.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void. This Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

SECTION 9.9 Submission to Jurisdiction; Waivers. Each of the parties irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto or its successors or assigns may be brought and determined exclusively in the courts of the Commonwealth of Pennsylvania located in Allegheny County, Pennsylvania or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, the United States District Court for the Western District of Pennsylvania, and each of the parties to this Agreement hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts and agrees that it will not bring any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof in any court other than the aforesaid courts. Each of the parties to this Agreement hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by applicable Law, that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper and (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.2; provided that nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by law.

SECTION 9.10 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof.

SECTION 9.11 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

SECTION 9.12 Interpretation. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. All references to “dollars” or “$” are to United States dollars. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Company

Disclosure Letter and the Parent Disclosure Letter. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisors. It is the intention of the parties that this Agreement not be construed more strictly with regard to one party than with regard to the others.

SECTION 9.13 Definitions. As used in this Agreement:

(a) “Affiliate” means, with respect to any Person, another Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such Person.

(b) “Board of Directors” means the Board of Directors of any specified Person and any committees thereof.

(c) “Business Day” means any day other than a Saturday or Sunday or any day on which the Federal Reserve Bank of New York is closed or any day on which banks in the city of New York are required to close.

(d) “Code” means the Internal Revenue Code of 1986, as amended.

(e) “Company Material Adverse Effect” means an effect, event, development, change, state of facts, condition, circumstance or occurrence that is or would be reasonably expected to be materially adverse to the financial condition, assets, liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that a Company Material Adverse Effect shall not be deemed to include effects, events, developments, changes, states of facts, conditions, circumstances or occurrences arising out of, relating to or resulting from: (A) changes generally affecting the economy, financial or securities markets or political or regulatory conditions, to the extent such changes do not adversely affect the Company and its Subsidiaries in a disproportionate manner relative to other participants in the industries in which the Company or its Subsidiaries operate; (B) changes in the industries in which the Company or its Subsidiaries operate, to the extent such changes do not adversely affect the Company and its Subsidiaries in a disproportionate manner relative to other participants in such industries; (C) any change in Law or the interpretation thereof or GAAP or the interpretation thereof, to the extent such changes do not adversely affect the Company and its Subsidiaries in a disproportionate manner relative to other participants in such industries; (D) acts of war, armed hostility or terrorism to the extent such changes do not adversely affect the Company and its Subsidiaries in a disproportionate manner relative to other participants in the industries in which the Company or its Subsidiaries operate; (E) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries due to the announcement and performance of this Agreement or the identity of the parties to this Agreement, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein, (F) any failure by the Company to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of a Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect); (G) any change in the price or trading volume of the Company Common Stock (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect); and (H) compliance with the terms of, or the taking of any action required by, this Agreement.

(f) “Company Stock Plans” means, collectively, the Company’s 2006 Equity Compensation Plan, 2006 Long Term Incentive Plan, 2006 Non-Employee Directors Plan, 1996 Equity Compensation Plan (as amended through May 2004) and 1996 Non-Employee Directors Plan (as amended through May 2003).

(g) “Confidentiality Agreement” means the letter agreement, dated August 20, 2009 between Parent and the Company.

(h) “Contracts” means, with respect to any Person, any of the agreements, contracts, leases (whether for real or personal property), notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, employment agreements, license agreements, instruments to which such Person or its Subsidiaries is a party, whether oral or written.

(i) “Environmental Laws” means any and all Laws which (i) regulate or relate to: the protection or clean up of the environment; the treatment, storage, transportation, handling, packaging, labeling, disposal or release of, or exposure to, any pollutant, contaminant or hazardous substances, wastes or similar materials; the protection of human health and safety to the extent affected by harmful or deleterious substances in the workplace or the environment; or the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or (ii) impose liability or responsibility with respect to any of the foregoing, including property and business transfer laws.

(j) “Environmental Permit” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

(k) “Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor.

(l) “Expenses” includes all documented out-of-pocket expenses (including all commitment fees, ticking fees, extension fees, underwriting fees, structuring fees, interest, expenses and other costs or fees incurred in relation to the financing of the transactions contemplated hereby, and fees, expenses and disbursements of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its Affiliates and Representatives) incurred in connection with or related to due diligence, the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including obtaining the financing for the Mergers, and all other matters related thereto.

(m) “GAAP” means United States generally accepted accounting principles.

(n) “Hazardous Material” means petroleum and its products and derivatives including gasoline and diesel fuel, radioactive materials, asbestos and asbestos-containing materials, pesticides, radon, urea formaldehyde, lead and lead-containing materials, polychlorinated biphenyls and any other chemicals, materials, substances or wastes in any amount or concentration which are regulated pursuant to or the basis for liability pursuant to any Environmental Law or defined as or included in the definition of “hazardous substance,” “hazardous material,” “hazardous waste,” “toxic substance,” “pollutant,” “regulated substance,” “solid waste,” “contaminant” or words of similar import under any applicable Environmental Law.

(o) “Intervening Event” means, with respect to the Company, a material event or circumstance that was not known to the Board of Directors of the Company on the date of this Agreement (or if known, the consequences of which are not known to or reasonably foreseeable by such Board of Directors as of the date hereof), which event or circumstance, or any material consequences thereof, becomes known to the Board of Directors of the Company prior to the time at which the Company receives the Company Requisite Vote; provided, however, that in no event shall the receipt, existence or terms of an Acquisition Proposal or Inquiry or any matter relating thereto or consequence thereof constitute an Intervening Event.

(p) “Known” or “Knowledge” means (i) with respect to the Company, the actual knowledge of any of the persons listed in Section 9.13 of the Company Disclosure Letter and (ii) with respect to Parent or Merger Sub, the actual knowledge of any of the persons listed in Section 9.13 of the Parent Disclosure Letter.

(q) “Law” means any federal, state, local, national or supranational or foreign law (including common law), statute, ordinance, rule, regulation, Order, code ruling, decree, arbitration award, agency requirement, license or permit of any Governmental Entity.

(r) “Lien” means any lien, mortgage, pledge, encumbrance, condition, restriction, lease, license, security interest or deed of trust.

(s) “Order” means any order, judgment or injunction.

(t) “other party” means, with respect to the Company, Parent or Merger Sub and means, with respect to Parent or Merger Sub, the Company, unless the context otherwise requires.

(u) “Parent Material Adverse Effect” means an effect, event, development, change, state of facts, condition, circumstance or occurrence that is or would be reasonably expected to be materially adverse to the financial condition, assets, liabilities, business or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that a Parent Material Adverse Effect shall not be deemed to include effects, events, developments, changes, states of facts, conditions, circumstances or occurrences arising out of, relating to or resulting from: (A) changes generally affecting the economy, financial or securities markets or political or regulatory conditions, to the extent such changes do not adversely affect Parent and its Subsidiaries in a disproportionate manner relative to other participants in the industries in which Parent or its Subsidiaries operate; (B) changes in the industries in which Parent or its Subsidiaries operate, to the extent such changes do not adversely affect Parent and its Subsidiaries in a disproportionate manner relative to other participants in such industries; (C) any change in Law or the interpretation thereof or GAAP or the interpretation thereof, to the extent such changes do not adversely affect Parent and its Subsidiaries in a disproportionate manner relative to other participants in such industries; (D) acts of war, armed hostility or terrorism to the extent such changes do not adversely affect Parent and its Subsidiaries in a disproportionate manner relative to other participants in the industries in which Parent or its Subsidiaries operate; (E) the announcement of this Agreement and the transactions contemplated hereby, including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of Parent and its Subsidiaries due to the announcement and performance of this Agreement or the identity of the parties to this Agreement, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein, (F) any failure by Parent to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of a Parent Material Adverse Effect may be taken into account in determining whether there has been a Parent Material Adverse Effect); (G) any change in the price or trading volume of Parent Common Stock (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of a Parent Material Adverse Effect may be taken into account in determining whether there has been a Parent Material Adverse Effect); and (H) compliance with the terms of, or the taking of any action required by, this Agreement.

(v) “Per Share Amount” means $15.38.

(w) “Permitted Liens” means (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been established in the latest Company Financial Statements, (ii) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens or other encumbrances arising by operation of Law, (iii) Liens affecting the interest of the grantor of any easements benefiting owned real property and Liens of record attaching to real property, fixtures or leasehold improvements, which would not materially impair the use of the real property in the operation of the business thereon and (iv) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions, and other similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted.

(x) “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

(y) “Qualifying Amendment” means an amendment or supplement to the Proxy Statement (including by incorporation by reference) to the extent it contains (i) a Change in the Company Recommendation, (ii) a statement of the reasons of the Board of Directors of the Company for making such Change in the Company Recommendation and (iii) additional information reasonably related to the foregoing.

(z) “Regulatory Law” means the Sherman Act, as amended, Council Regulation No. 4064/89 of the European Community, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate (i) foreign investment or (ii) actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

(aa) “Related Person” means any former, current or future, direct or indirect, manager, director, officer, employee, agent or Representative of Parent or Merger Sub, any former, current or future, direct or indirect, holder of any equity interests or securities of Parent or Merger Sub, any former, current or future Affiliate or assignee of Parent or Merger Sub or any former, current or future manager, director, officer, employee, agent, representative, Affiliate or assignee of any of the foregoing.

(bb) “Representative” means, with respect to any party hereto, such party or any of its Subsidiaries’ respective directors, officers, employees, investment bankers, financing sources, financial advisors, attorneys, accountants or other advisors, agents and/or representatives.

(cc) “SEC” means the Securities and Exchange Commission.

(dd) “Significant Subsidiary” when used with respect to any party, means such party’s significant subsidiaries as defined under Rule 1-02(w) of Regulation S-X promulgated pursuant to the Exchange Act.

(ee) “Subsidiary” means any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

(ff) “Tax Return” means all Federal, state, local, provincial and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns and, in each case, any amendments thereto.

(gg) “Taxes” includes all forms of taxation, whenever created or imposed, and whether of the United States or elsewhere, and whether imposed by a local, municipal, governmental, state, foreign, Federal or other Governmental Entity, or in connection with any agreement with respect to Taxes, including all interest, penalties and additions imposed with respect to such amounts.

(hh) “Third Party” shall mean any Person, including as defined in Section 13(d) of the Exchange Act, other than Parent or any of its Affiliates, and the Representatives of such Person, in each case, acting in such capacity.

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IN WITNESS WHEREOF, Parent, Merger Sub, Merger Sub II and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

SYKES ENTERPRISES, INCORPORATED

By:	/s/ Charles E. Sykes
Name:	Charles E. Sykes
Title:	President

SH MERGER SUBSIDIARY I, INC.

By:	/s/ Charles E. Sykes
Name:	Charles E. Sykes
Title:	President

SH MERGER SUBSIDIARY II, LLC

By:	/s/ Charles E. Sykes
Name:	Charles E. Sykes
Title:	President

Signature Page to Merger Agreement

ICT GROUP, INC.

By:	/s/ John J. Brennan
Name:	John J. Brennan
Title:	President and Chief Executive Officer

Signature Page to Merger Agreement

Index of Defined Terms

Defined Term	Section Where Defined
“Acquisition Proposal”	6.4(e)
“Actions”	3.7(a)
“Agreement”	Preamble
“Alternative Acquisition Agreement”	6.4(d)
“Articles of Merger	1.3
“Affiliate”	9.13
“Bankruptcy and Equity Exception”	3.3(a)
“Benefits Continuation Period”	6.6(a)
“Board of Directors”	9.13
“Business Day”	9.13
“Capitalization Date”	3.2(a)
“Cash Consideration”	1.8(b)
“Certificates”	1.8(d)
“Change in the Company Recommendation”	6.1(b)
“CIC Severance Agreements”	6.6(b)
“Closing”	1.2
“Closing Date”	1.2
“Code”	9.13
“Company”	Preamble
“Company Book-Entry Shares”	1.8(d)
“Company Benefit Plan”	3.11(a)
“Company Common Stock”	1.8(b)
“Company Disclosure Letter”	Article III
“Company Financial Advisor”	3.19
“Company Financial Statements”	3.5(a)
“Company Material Adverse Effect”	9.13
“Company Material Contract”	3.10(b)
“Company Permits”	3.17(a)
“Company Recommendation”	6.1(b)
“Company Regulatory Agency”	3.17(a)
“Company Requisite Vote”	3.3(a)
“Company SEC Documents”	3.5(a)
“Company Shareholder Meeting”	6.1(b)
“Company Stock Options”	1.9(a)
“Company Stock Plans	9.13
“Confidentiality Agreement”	9.13
“Contracts”	9.13
“Covered Employee”	6.6(a)
“DOJ”	6.3(b)
“D&O Insurance”	6.7(a)
“Effective Date”	1.3

“Effective Time”	1.3
“Environmental Laws”	9.13
“Environmental Permit”	9.13
“Equity Interest”	9.13
“ERISA”	3.11(a)
“ERISA Affiliate”	3.11(a)
“Exchange Act”	3.4(a)
“Exchange Agent”	2.1
“Exchange Fund”	2.1
“Exchange Ratio”	1.8(c)
“Expenses”	9.13
“Foreign Benefit Plans”	3.11(a)
“Foreign Subsidiary”	5.1(m)
“Form S-4”	6.1(a)
“FTC”	6.3(b)
“GAAP”	9.13
“Governmental Entity”	3.4(a)
“Hazardous Material”	9.13
“HSR Act”	3.4(a)
“Indemnified Parties”	6.7(a)
“Inquiry”	6.4(b)
“Insurance Policies”	3.16
“Intellectual Property”	3.14(a)
“Intervening Event”	9.13
“IRS”	3.11(b)
“Known” or “Knowledge”	9.13
“Law”	9.13
“Leased Real Property”	3.9
“Lien”	9.13
“Merger”	1.1
“Mergers”	1.11(a)
“Merger Consideration”	1.8(b)
“Merger Sub”	Preamble
“Merger Subs”	Preamble
“Merger Sub II”	Preamble
“Nasdaq”	3.4(a)
“New Benefit Plans”	6.6(c)
“Option Consideration”	1.9(a)
“Options”	1.9(a)
“Order”	9.13
“other party”	9.13
“Owned Real Property”	3.9
“Parent”	Preamble
“Parent Benefit Plans”	4.2(b)
“Parent Common Stock”	1.8(b)(ii)

“Parent Disclosure Letter”	Article IV
“Parent Financial Advisor”	4.7
“Parent Financial Statements”	4.5(a)
“Parent Material Adverse Effect”	9.13
“Parent Permits”	4.17(a)
“Parent Regulatory Agency”	4.17(a)
“Parent SEC Documents”	4.5(a)
“Parent Share Measurement Value”	1.8(c)
“parties”	Preamble
“PBCL”	Recitals
“PBGC”	3.11(b)
“Permitted Liens”	9.13
“Per Share Amount”	9.13
“Person”	9.13
“Proxy Statement”	6.1(a)
“Qualifying Amendment”	9.13
“Regulatory Law”	9.13
“Related Person”	9.13
“Representative”	9.13
“RSU”	1.9(b)
“RSU Consideration”	1.9(b)
“Sarbanes-Oxley Act”	3.5(a)
“SEC”	9.13
“Second Merger”	1.11(a)
“Securities Act”	3.2(d)
“Significant Subsidiary”	9.13
“Stock Consideration”	1.8(b)
“Subsidiary”	9.13
“Superior Proposal”	6.4(e)
“Surviving Corporation”	1.1
“Surviving Entity”	1.11(a)
“Takeover Statute”	3.3(c)
“Tax Return”	9.13
“Taxes”	9.13
“Termination Date”	8.1(b)
“Termination Fee”	8.2(b)
“Third Party”	9.13